UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 21, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE
Date	21 February 2023
Number	2/23

BHP RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2022

Note: All results presented in the News Release are on a continuing operations basis, except as noted.

Safety and sustainability: Unwavering focus on making our operations safe, sustainable and inclusive

•	A colleague tragically lost his life in a rail incident at our Port Hedland operation in February 2023. We remain resolute in our commitment to making BHP safe.

•	Females now represent 33.6% of our workforce, a near doubling since we announced our aspirational goal for gender balance in 2016.

•	We continue to make good progress against our Social Value Framework, creating value for our people, partners, the economy, the environment and local communities.

Operational excellence: Reliable operational performance and disciplined cost control

•	Strong supply chain performance at Western Australia Iron Ore (WAIO) underpinned record half year production and our continued leading C1 unit cost position of US$15.50 per tonne.

•

Profit from operations of US$10.8 billion, down 27%, driven by a US$4.8 billion reduction in revenue which largely reflects lower iron ore and copper prices. Underlying EBITDA[i] of US$13.2 billion at a margin[i] of 54%.

•	Attributable profit from total operations of US$6.5 billion and Underlying attributable profiti of US$6.6 billion, each down 32% from the prior period.

•	Net operating cash flow of US$6.8 billion and free cash flow[i] of US$3.5 billion.

•	We paid US$7.5 billion in tax and royalty payments to governments in the December 2022 half year.

Disciplined capital allocation: Strong balance sheet enables our strategy

•	Capital and exploration expenditure[i] of US$3.0 billion. Guidance for the full year of US$7.6 billion remains unchanged.

•

The Jansen Stage 1 project is tracking to plan, with targeted first production brought forward to 2026, from 2027. We have commenced a feasibility study for Jansen Stage 2, which we expect to be completed during the 2024 financial year.

•	We continued to expand our opportunities in future facing commodities through additional drilling at Oak Dam, adding to our portfolio of early-stage entry investments, and the launch of BHP Xplor.

•

In December 2022, we entered into a Scheme Implementation Deed with OZ Minerals Ltd (OZL) to acquire 100% of OZL by way of a scheme arrangement for a cash price of A$28.25 per OZL share, which corresponds to an enterprise value of A$9.8 billionii.

•

Our commitment to a strong balance sheet through the commodity price cycle remains, with net debti at 31 December 2022 of US$6.9 billion, towards the bottom of our target range of between US$5 and US$15 billion.

Value and returns: Interim dividend of 90 US cps and Underlying ROCEi of 29.4%

•	The Board has determined to pay an interim dividend of 90 US cents per share (or US$4.6 billion), equivalent to a 69% payout ratio.

News release

Results for the half year ended 31 December 2022

Half year ended 31 December	2022 US$M	2021 US$M	Change %
Revenue	25,713	30,527	(16%)
Profit from operations	10,833	14,845	(27%)
Attributable profit (total operations)	6,457	9,443	(32%)
Basic earnings per share (cents)	127.5	186.6	(32%)
Interim dividend per share (cents)	90.0	150.0	(40%)
Net operating cash flow	6,770	11,529	(41%)
Capital and exploration expenditure	3,027	2,878	5%
Net debt	6,910	6,090	13%
Underlying EBITDA	13,230	18,463	(28%)
Underlying attributable profit	6,597	9,715	(32%)
Underlying basic earnings per ordinary share (cents)[i]	130.3	192.0	(32%)

BHP Chief Executive Officer, Mike Henry:

“Jody Byrne, a rail yard technician in our team at Port Hedland in Western Australia, was fatally injured in a shunting incident on Tuesday, 7 February. Jody was a respected and valued member of our company since 2013. Our deepest sympathies and thoughts are with his family, friends and colleagues, and we are supporting them in any way we can at this difficult time. Investigations into the incident are underway, and we will act on the findings.

“BHP has today announced a strong first half dividend of 90 US cents per share, on the back of solid operating performance. During the half, we delivered well on the production front, with Western Australia Iron Ore posting another record half. BHP remains the lowest cost major iron ore producer globally. We continued to make strong progress on executing our strategy, including the development of growth options.

“Significant wet weather in our coal assets impacted production and unit costs, as did challenges in securing sufficient labour. Inventory movements during the half contributed to costs, including the planned draw-down at Olympic Dam after inventory built up during the smelter refurbishment last year. We expect these factors to abate in the second half and for unit costs to fall, in line with revised guidance.

“Jansen Stage 1 in Canada is on track for first potash production in late calendar year 2026, and we have accelerated Stage 2 studies. In Western Australia, we are progressing studies to develop options to lift iron ore production to 330 million tonnes per year, supported by our industry leading cost position.

“We are seeing ongoing positive exploration results from Oak Dam, which provides growth potential for our copper business in South Australia. Our offer for OZ Minerals received unanimous support from their Board ahead of consideration by their shareholders. In Queensland, together with our joint venture partner, Mitsubishi Development Pty Ltd, we have initiated a process to divest the Daunia and Blackwater mines.

“We are positive about the demand outlook in the second half of FY23 and into FY24, with strengthening activity in China on the back of recent policy decisions the major driver. We expect domestic demand in China and India to provide stabilising counterweights to the ongoing slowdown in global trade and in the economies of the US, Japan and Europe. The long-term outlook for our commodities remains strong given population growth, rising living standards and the metals intensity of the energy transition, including for steel making raw materials.”

BHP Results for the half year ended 31 December 2022

Health and safety

The safety, health and wellbeing of our workforce and the communities in which we operate is our highest priority. Tragically, on 7 February 2023, one of our colleagues was fatally injured in an incident at our rail yard in Port Hedland, Western Australia. A full investigation is underway to understand what happened and the circumstances that led to this fatality.

Our strong focus on safety and health includes our commitment towards the elimination of sexual harassment, racism and bullying in our workplaces and our accommodation villages. There is no place for these behaviours in society or at BHP. We are continuing to build awareness, understanding, and capability across our workforce, enhancing prevention controls globally, and strengthening how we respond and support impacted persons when these incidents occur. Over the last 12 months, this focus has included holding global safety stops, with leaders directly engaging with all our teams in all locations about sexual harassment, racism and bullying, as well as progressively deploying active bystander training, which seeks to empower everyone to speak up against disrespectful or harmful behaviours. In parallel, we are also taking further steps to encourage reporting of sexual harassment, and ensure our workforce feel safe to do so. We continue to engage with external experts and our workforce to learn from best practice and enhance our approach.

Key safety indicators1:

	Target/Goal	H1 FY23	H2 FY22	H1 FY22	FY22	Comment
Fatalities	Zero work-related fatalities	0	0	0	0	A fatal incident occurred subsequently at our WAIO operations in February.
High-potential injury (HPI) frequencyiii (per million hours worked)	Year-on-year improvement in HPI frequency	0.13	0.12	0.17	0.14	20 per cent decrease from H1 FY22. Decrease of 45 per cent since FY20.
Total recordable injury frequency (TRIF)iii (per million hours worked)	Year-on-year improvement in TRIF	4.1	4.2	3.8	4.0	Increase of 6 per cent from H1 FY22 and 4 per cent decrease since FY20.

1

All data points are presented on a total operations basis, unless otherwise noted, and are indicative and subject to non-financial assurance reviews. FY22 data includes the operated assets in our Petroleum business up to the date of the merger (1 June 2022) and BHP Mitsui Coal (BMC) up to the date of completion of the sale (3 May 2022).

Creating social value

By prioritising both financial and social value, we can create mutual benefits for our stakeholders and deliver long-term value for our shareholders. Social value is our positive contribution to society – our people, partners, the economy, the environment and local communities – anchored in enduring, mutually beneficial and trusting relationships.

In June 2022, we launched our social value scorecard with 2030 goals, metrics and milestones. Below is an indication of progress over the past six months.

Key milestones and achievements

•

Baseline mapping of Important Biodiversity and Ecosystems (IBEs) in the Minerals Australia region is complete, and on track to complete in the Minerals Americas region by the end of the 2023 financial year. This will be used to identify priority areas for action to meet our 2030 goal of creating nature-positiveiv outcomes by having at least 30 per cent of the land and water we steward under conservation, restoration or regenerative practices.

•

In November 2022, we released our updated Indigenous Peoples Policy Statement. The revised global policy statement outlines our commitment to working with Indigenous Peoples to support reconciliation and contribute to improved social, economic and environmental outcomes.

•

Context Based Water Targets (CBWTs) are intended to contribute to more effectively addressing the shared water challenges in our operating regions and are informed by our catchment knowledge and our Water Resource Situational Analyses. Development of the CBWTs is on track and we intend to publish them prior to the end of the 2023 financial year.

News release

Social value: key indicators scorecard1,2

	Target/Goal	H1 FY23	H2 FY22	H1 FY22	FY22	Comment
Operational greenhouse gas (GHG) emissionsiii (Mt CO2-e)	Reduce operational GHG emissions by at least 30 per cent from FY20 levels[3] by FY30	5.0	5.1	5.9	11.0	On track to meet our FY30 target. In H1 FY23, BHP signed renewable Power Purchase Agreements (PPAs) with Alinta Energy for WAIO port facilities in Port Hedland and Neoen for part of Olympic Dam’s electricity needs.
Value chain GHG emissionsiii	Steelmaking: 2030 goal to support industry to develop technologies and pathways capable of 30 per cent GHG emissions intensity reduction in integrated steelmaking, with widespread adoption expected post-2030	✓	✓	✓	✓	On track to deliver 2030 goal. In October 2022 BHP entered into an agreement with ArcelorMittal, Mitsubishi Heavy Industries and Mitsubishi Development for a multi-year trial of carbon capture technology in the steel industry.
	Maritime transportation: 2030 goal to support 40 per cent GHG emissions intensity reduction of BHP-chartered shipping of BHP products	✓	✓	✓	✓	On track to deliver 2030 goal. In July 2022, BHP adopted DNV Maritime’s Veracity platform – a tool to collect, validate and report GHG emissions data for all vessels carrying BHP cargo. In August 2022, BHP announced a partnership with Pan Pacific Copper and Norsepower to reduce GHG emissions from maritime transportation using wind-assisted propulsion. In addition, biofuels trials conducted in FY22 were converted to a term supply contract in H1 FY23 and our ammonia-fuelled vessel strategy remains on track.
Social investment (US$M)	At least one per cent of pre-tax profit[4]	41.1	139.5	46.9	186.4	Our long-standing commitment to voluntary social and environmental investment continues to be a key commitment, and in FY23 BHP is revising our Social Investment Strategy to align with the social value framework and support pathways to the 2030 goals.
Indigenous procurement spend (US$M)	Purchases from Indigenous vendors of US$269 million in FY23	141.3	82.9	67.0	149.9	111% increase from H1 FY22. On track to achieve FY23 target, which is an 80% increase on FY22 and more than triple our spend in FY21.
Female workforce participationiii (%)	Aspirational goal for gender balance by the end of FY25[5]	33.6	32.3	30.6	32.3	46 per cent female external hires in H1 FY23 and the turnover gap between men and women is continuing to reduce, with women leaving at a 0.6% higher rate than men.
Indigenous workforce participationiii (%)	Australia[6]: aim to achieve 9.7 per cent by the end of FY27	8.3	8.3	8.0	8.3	Continued development of strategic initiatives supporting retention, development and leadership.
	Chile[7]: aim to achieve 10.0 per cent by the end of FY25	— [7]	8.7	8.5	8.7	H1 FY23 data will be included in FY23 Results Announcement.
	Canada[8]: aim to achieve 20.0 per cent by the end of FY26	6.7	7.2	5.2	7.2	Continued focus on Indigenous employment. Increase in Indigenous employment will be driven by a ramp-up of the workforce required to deliver Jansen Stage 1.

1	Includes a selection of key social value framework metrics. Additional metrics will be included annually in BHP’s Annual Report.
2

All data points are presented on a total operations basis, unless otherwise noted, and are indicative and subject to non-financial assurance reviews. FY22 data for social investment and workforce participation includes the operated assets in our Petroleum business up to the date of the merger (1 June 2022) and BMC up to the date of completion of the sale (3 May 2022).

3

For our baseline year of FY20, our operational GHG emissions were 14.5 Mt CO2-e, adjusted for discontinued operations (US Onshore and Petroleum) and the divestment of BMC, and for methodological changes (use of Intergovernmental Panel on Climate Change Assessment Report 5 Global Warming Potentials and move to a facility-specific emissions calculation methodology for fugitives at Caval Ridge). These adjustments have also been applied to the GHG emissions stated in this table to aid comparability. The use of carbon offsets will be governed by BHP’s approach to carbon offsetting described at bhp.com/climate.

4

Prior to FY23, our voluntary social investment has been calculated as 1 per cent of the average of the previous three years’ pre-tax profit. For FY23 – FY30, our social investment will be assessed as a total over the seven-year goals period to FY30, rather than calculated as an average of the previous three years’ pre-tax profit.

5	We define gender balance as a minimum 40 per cent women and 40 per cent men in line with the definitions used by entities such as the International Labour Organisation and HESTA.
6	Minerals Australia operations employees in Australia.
7

Minerals Americas operations employees in Chile. H1 FY23 data not yet available due to a change in the data compilation process. The new process is not expected to result in a significant variation to progress against the target.

8	Jansen Potash project and operations employees in Canada.

BHP Results for the half year ended 31 December 2022

Samarco

BHP Brasil remains committed to Samarco supporting the Renova Foundation and its work to progress the remediation and compensatory programs to restore the environment and re-establish communities affected by the Samarco dam failure, as set out in the Framework Agreement entered into in March 2016 by BHP Brasil, Samarco, Vale and relevant Brazilian authorities.

In total, the Renova Foundation has spent R$28.1 billion (approximately US$5.9 billionv) on remediation and compensation programs to 31 December 2022, with compensation and financial assistance paid to approximately 410,000 people and approximately 70 per cent of resettlement cases completed.

The Group’s provisions related to the Samarco dam failure and Germano dam decommissioning totalled US$3.3 billion as at 31 December 2022, with cost estimates for the Samarco dam failure provision unchanged from the June 2022 half. The expected cash outlay over the next 12 months in relation to these provisions is US$1.95 billion. In December 2022, BHP Brasil agreed to fund US$915 million in further financial support for the Renova Foundation. This funding is for the 2023 calendar year and will be offset against the Group’s provision for the Samarco dam failure. Further funding requirements for the period to 31 December 2023 continue to be assessed and will be subject to future approval by BHP Brasil. Please see note 9 – ‘Significant events – Samarco dam failure’ for the Samarco dam failure provisions.

BHP Brasil, Samarco, Vale, Federal and State prosecutors and other public entities have been engaging in negotiations to seek a definitive and substantive settlement of the obligations under the Framework Agreement and the R$155 billion (approximately US$30 billionv) claim. Outcomes of the negotiations are highly uncertain.

Samarco’s Judicial Reorganisation process is continuing in the Commercial Courts of Belo Horizonte, State of Minas Gerais. The Judicial Reorganisation is a process for Samarco to restructure its financial debts in order to establish a sustainable independent financial position that would allow Samarco to, among other things, continue its operations safely and meet its Renova Foundation obligations. BHP Brasil will continue to support Samarco in this process.

Financial performance

Earnings and margins

•	Attributable profit from total operations of US$6.5 billion includes an exceptional loss of US$0.1 billion (31 December 2021: US$9.4 billion, which included an exceptional loss of US$1.2 billion).

•	The exceptional loss of US$0.1 billion (after tax) relates to the current half year impact of the Samarco dam failure of US$140 million.

•	Underlying attributable profit of US$6.6 billion (31 December 2021: US$9.7 billion) was underpinned by strong operational and cost performance across our operations.

•

Profit from operations of US$10.8 billion (31 December 2021: US$14.8 billion) decreased as a result of lower realised prices for iron ore and copper, higher royalties as a result of the increased Queensland Government royalty rates, and inflationary impacts across the group, partially offset by record production at WAIO, higher realised prices for thermal coal and nickel, and favourable exchange rate movements.

•	Underlying EBITDA of US$13.2 billion (31 December 2021: US$18.5 billion), with an EBITDA margin of 54 per cent (31 December 2021: 64 per cent). Additional commentary is included on page 12.

•	Underlying return on capital employed decreased to 29.4 per cent (31 December 2021: 39.5 per cent).

Costs

•

We continue to see the lagged impact of inflationary pressures, in particular for diesel, with an effective inflation rate of approximately 12 per cent. Across the Group, inventory movements were also a significant driver of higher unit costs[i] during the period, as a result of both planned drawdowns of stockpiles and the consequences of labour availability challenges and significant wet weather. Outside of these factors, our focus on cost discipline has allowed us to effectively manage in the current environment.

•

Unit costs at WAIO were above guidance at the half year (based on guidance exchange rates of AUD/USD 0.72) primarily due to the drawdown of mine inventories as a result of labour availability, and the impact of inflation, particularly for diesel.

News release

•

Escondida unit costs were at the top end of the guidance range at the half year (based on guidance exchange rates of USD/CLP 830), reflecting volumes tracking to the low end of the production guidance range due to lower than expected concentrator feed grade and throughput.

•

BHP Mitsubishi Alliance (BMA) unit costs were above the revised guidance range at the half year (based on guidance exchange rates of AUD/USD 0.72) primarily due to significant wet weather impacts on production during the first half, inventory movements and inflationary pressures. A stronger second half performance is expected following planned maintenance undertaken in the first half but remains subject to further potential wet weather impacts.

•

New South Wales Energy Coal (NSWEC) unit costs were above the revised guidance range at the half year (based on guidance exchange rates of AUD/USD 0.72) primarily due to lower volumes as a result of record wet weather and increased port costs driven by higher thermal coal prices and inflation.

•

Full year unit cost guidance for WAIO and Escondida remains unchanged (based on guidance exchange rates of AUD/USD 0.72 and USD/CLP 830) however are tracking towards the upper end of their guidance ranges. Unit cost guidance for BMA and NSWEC has been increased, largely reflecting the production impacts of significant wet weather and inflationary pressures.

•	Historical costs and guidance are summarised below:

					H1 FY23 at
	Medium-term guidance[1]		FY23 guidance[1]		guidance exchange rates[1]	realised exchange rates[2]	H1 FY22	H1 FY23 vs H1 FY22
Escondida unit cost (US$/lb)	<1.15		1.25 - 1.45		1.45	1.44	1.29	12%
WAIO unit cost (US$/t)[3]	<17		18 - 19		19.28	18.30	16.15	13%
BMA unit cost (US$/t)	—	[4]	100 - 105	[5]	108.32	100.23	95.09	5%
NSWEC unit cost (US$/t)	—		84 - 91	[5]	108.85	101.07	67.62	49%

1	FY23 and medium-term unit cost guidance are based on exchange rates of AUD/USD 0.72 and USD/CLP 830.
2	Average realised exchange rates for H1 FY23 of AUD/USD 0.67 and USD/CLP 920.
3	WAIO unit costs exclude freight and government royalties. C1 unit costs, excluding third party royalties, are detailed on page 18.
4	Given ongoing uncertainty regarding restrictions on coal imports into China and the increase in the Queensland royalty rates, we are unable to provide medium-term unit cost guidance for BMA.
5	Revised in the December 2022 Operational Review. BMA increased from US$90-100 per tonne; and NSWEC increased from US$76-86 per tonne.

•	Production and guidance are summarised below:

Production	Medium-term guidance		FY23 guidance		H1 FY23	H1 FY22	H1 FY23 vs H1 FY22
Copper (kt)			1,635 - 1,825		834	742	12%
Escondida (kt)	~1,200	[1]	1,080 - 1,180	Low end	511	488	5%
Other copper[2] (kt)			555 - 645	Unchanged	324	254	28%
Iron ore (Mt)			249 - 260		132	129	2%
WAIO (Mt)			246 - 256	Unchanged	130	127	2%
WAIO (100% basis) (Mt)	>300	[3]	278 - 290	Unchanged	146	144	1%
Samarco (Mt)			3 - 4	Unchanged	2.2	2.1	8%
Metallurgical coal – BMA (Mt)	—	[4]	29 - 32		14	13	5%
BMA (100% basis) (Mt)			58 - 64	Low end	27	26	5%
Energy Coal - NSWEC (Mt)			13 - 15	Unchanged	5.5	7.2	(24%)
Nickel (kt)			80 - 90	Unchanged	38	39	(2%)

1	Represents annual average copper production over the medium term.
2	Other copper comprises Pampa Norte, Olympic Dam and Antamina.
3	Our near-term focus remains on sustainable achievement of 290 Mtpa of iron ore, and our current medium-term plan is to creep production to greater than 300 Mtpa.
4	Given ongoing uncertainty regarding restrictions on coal imports into China and the increase in the Queensland royalty rates, we are unable to provide medium-term production guidance for BMA.

Cash flow and balance sheet

•

Net operating cash flows of US$6.8 billion (31 December 2021: US$11.5 billion) reflects lower iron ore and copper prices, partially offset by reliable operational performance and cost discipline during the period. This includes an unfavourable working capital movement of US$1.2 billion largely related to royalty payables, net price impacts on receivables and other movements. Income tax and royalty-related taxation payments of US$5.5vi billion include approximately US$2.7 billion of tax instalments and final tax payments relating to the 2022 financial year, and which reflected a higher price environment.

BHP Results for the half year ended 31 December 2022

•	Free cash flow of US$3.5 billion for the half year, inclusive of capital and exploration expenditure of US$3.0 billion.

•

Our balance sheet remains strong with net debt at US$6.9 billion at 31 December 2022 (30 June 2022: US$0.3 billion; 31 December 2021: US$6.1 billion), towards the bottom of our target range. The increase of US$6.6 billion in net debt in the half year (or an increase of US$0.8 billion from 31 December 2021) reflects the final dividend paid to shareholders in September 2022 of US$8.7 billion and dividends paid to non-controlling interests of US$0.5 billion, partially offset by the free cash flow generated by our operations.

	H1 FY23 US$M	H1 FY22 US$M
Net debt at the beginning of the period	333	4,121
Lease additions	320	497
Free cash flow	(3,481)	(9,688)
Dividends paid[1]	8,660	10,029
Dividends paid to NCI	527	1,273
Transfer to liability directly associated with assets held for sale	—	(528)
Other movements	551	386

Net debt at the end of the period	6,910	6,090

1

US$209 million settlement of derivative related to the funding of the final FY22 dividend is included in free cash flow. The combined payment of US$8.9 billion represents the final dividend determined on 16 August 2022 in the financial results for the year ended 30 June 2022

•	Gearing ratio[i] of 12.9 per cent (30 June 2022: 0.7 per cent; 31 December 2021: 10.0 per cent).

Dividends

•

The Board has determined to pay an interim dividend of 90 US cents per share or US$4.6 billion, including an additional amount of US$1.3 billion above the minimum payout policy. This is equivalent to a 69 per cent payout ratio (31 December 2021: 78 per cent).

•	We have consistently delivered high cash returns, with more than US$39 billion of total announced returns to shareholders over the last three years.

Capital and exploration

•	Capital and exploration expenditure of US$3.0 billion in the December 2022 half year included maintenance expenditurevii of US$1.1 billion and exploration expenditure of US$0.2 billion.

•	Capital and exploration expenditure of approximately US$7.6 billion is expected for the 2023 financial year. Guidance is subject to exchange rate movements.

•	Historical capital and exploration expenditure and guidance are summarised below:

	FY23e US$M	H1 FY23 US$M	H1 FY22 US$M	FY22 US$M
Maintenance[1]	3,500	1,128	1,090	2,754
Development	3,700	1,743	1,678	3,101

Capital expenditure (purchases of property, plant and equipment)	7,200	2,871	2,768	5,855

Add: exploration expenditure	400	156	110	256

Capital and exploration expenditure	7,600	3,027	2,878	6,111

1	Includes capitalised deferred stripping of approximately US$800 million for FY23 and US$432 million for H1 FY23 (H1 FY22: US$409 million; FY22: $790 million).

•

Average annual sustaining capital expenditure guidance over the medium term, excluding costs associated with greenhouse gas emissions abatement and our automation programs, for WAIO remains unchanged at approximately US$5 per tonneviii.

•

As a result of the Queensland Government’s decision to raise coal royalties to the highest maximum rate in the world, the fiscal environment is no longer competitive or predictable and as such BMA is not making significant new investments in Queensland and is not providing annual sustaining capital expenditure guidance at this time.

•

Capital expenditure on operational decarbonisation is expected to be around US$4 billion in aggregate up to the 2030 financial year and is assessed through the capital allocation framework to ensure alignment with our FY30 and 2050 operational emissions reduction target and goal and maximise shareholder value.

News release

Projects

•

At the end of the December 2022 half year, the Jansen Stage 1 project was tracking to plan. During the half, we brought forward the target for first production from 2027 to the end of the 2026 calendar year. Capital expenditure for the December 2022 half year was US$364 million, largely for surface and civil works and acceleration of procurement contracts.

•

Expected Jansen Stage 1 capital expenditure for the 2023 financial year has increased to approximately US$860 million, from approximately US$740 million, partly due to an accelerated production schedule. There is no change to the project’s total capital expenditure budget of US$5.7 billion (C$7.5 billion). Work in the 2023 financial year will continue to focus on civil and mechanical construction on the surface and underground, as well as equipment procurement and port construction. We have awarded US$2.5 billion in contracts, covering the port, underground, mining systems and other construction activities.

•	In addition, we have accelerated the feasibility study for Jansen Stage 2, to be completed during the 2024 financial year, a year earlier than previously expected.

•	Major projects are summarised below:

Commodity	Project and ownership	Project scope / capacity	Capital expenditure US$M	Date of initial production	Progress / comments
			Budget	Target
Potash	Jansen Stage 1 (Canada) 100%	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.35 Mtpa.	5,723	End-CY26	Project is 16% complete.

•	We continue to progress with the implementation of autonomous trucks across our operations.

•	At the Goonyella Riverside and Daunia coal mines in Queensland, all BMA operated haul trucks are now autonomous.

•

At South Flank in Western Australia, the project to automate the current fleet of 41 Komatsu haul trucks commenced in the June 2022 quarter and is expected to be completed by the end of the 2023 calendar year. Studies are underway for deployment at Newman West and Mining Area C.

•

After the successful implementation of autonomous drills at both Escondida and Spence, the deployment of autonomous trucks has commenced with four trucks at Spence and is planned to expand to 33 trucks. At Escondida, autonomous trucks are scheduled to commence deployment during the 2024 financial year.

Operations Services

Operations Services (OS) performs business critical services across our operations in Australia, including maintaining a significant portion of ultra-class trucks and moving significant volumes of material as part of production services. At 31 December 2022, OS was responsible for maintaining 43 per cent of BHP’s haul trucks across Minerals Australia, including 95 per cent of ultra-class trucks at BMA, and the 308 km of conveyors in our WAIO operations.

The BHP FutureFit Academy, launched in May 2020, has welcomed over 600 students and graduated over 300 apprentices and maintenance associates during this period at its facilities in Perth in Western Australia and Mackay in Queensland. Of the graduates, 85 per cent are female, 23 per cent identify as Indigenous and the majority are new to industry.

BHP Results for the half year ended 31 December 2022

Outlookix

Economic outlook

Population growth, rising living standards, and the infrastructure required for decarbonisation are all expected to drive demand for steel, non-ferrous metals and fertilisers for decades to come.

In the near term, BHP’s operating environment is expected to remain volatile. Growth momentum is expected to slow substantially across the developed world as the impact of anti-inflationary policies progressively bites. On the other hand, after a difficult time in the first half of the 2023 financial year, China appears set to serve as a source of stability for commodity demand, with major headwinds in the process of being removed and tailwinds likely to progressively emerge in their place.

Inflationary trends diverged over the last six months, as expected. Non-energy raw materials, logistics and manufacturing supply chain pressures eased, while energy and labour cost concerns were consistently elevated. The lag effect of inflation and continued labour market tightness are expected to impact our cost base into the 2024 financial year. Exchange rates have adjusted rapidly against the evolving macroeconomic backdrop, with US dollar strength having provided a partial offset for local currency cost inflation in our major operating jurisdictions.

Overall, and despite the easing inflationary pulse across many cost categories, the marginal cost of mining production is now estimated to be markedly higher than it was prior to the COVID-19 pandemic. This implies that price support is also expected to be higher than in previous cycles and low-cost operators stand to capture higher relative margins in certain commodities.

Commodities review and outlook

Global steel production was mixed in the first half of the 2023 financial year, with unconvincing growth in China, solid conditions in India and outright declines across developed regions, led by Europe and the conflict-constrained Commonwealth of Independent States. Steelmakers across all regions saw their margins squeezed, with lower sale prices intersecting with high input costs. Ex-China steel markets are expected to remain under pressure as the general industrial climate softens. India, in the lead-up to next year’s general election, may prove to be an exception. While improved end-use demand conditions are anticipated in China, the extent to which that will flow through to improved profitability for mills (thereby influencing raw materials quality differentials) is uncertain.

The iron ore market spent much of the first half of the 2023 financial year at or slightly above real-time cost support in the US$80-US$100/t CFR range. The price moved above that range late in the period, on the expectation that demand conditions would firm in China on the back of pro-growth policies. Chinese port stocks are roughly 25 Mt lower than they were a year ago, with both low and high-cost seaborne supply having underperformed (in aggregate) across the 2022 calendar year. In the medium term, China’s demand for iron ore is expected to be lower than it is today as crude steel production plateaus and the scrap-to-steel ratio rises. In the long term, prices are expected to be determined by high-cost production, on a value-in-use adjusted basis, from Australia or Brazil. It is imperative that we continue to compete on both product quality and as a low-cost producer.

Metallurgical coal prices were less volatile in the first half of the 2023 financial year than in the prior half, as the seaborne trade progressively adjusted to the shock of the Russian invasion of Ukraine. On the demand side, ex-China pig iron production was weak, driven by output cuts in Europe and Northeast Asia. Conditions remained tight on the supply side; adverse weather conditions in Australia and Canada and the diversion of some metallurgical coal to power generation under record high energy coal pricing offered some support to the market. Longer term, we believe that higher quality metallurgical coals will continue to be required in blast furnace steel making for decades, driven by the growth of the steel industry in hard coking coal importing countries such as India. Premium Hard Coking Coals are expected to be valued for their role in reducing the greenhouse gas emissions intensity of blast furnaces. With the major seaborne supply region of Queensland having become less conducive to long-life capital investment as a result of changes to the royalty regime, the scarcity value of such coals may well increase over time. China’s import policy remains a source of uncertainty.

Copper prices fell sharply late in the second half of the 2022 financial year as demand risks in the developed world mounted. Prices then traded in a well-defined range for much of the first half of the 2023 financial year, with $7,000/t being the approximate floor. Low visible inventories and below-average industry-wide supply performance prevented prices from falling further. Global demand growth is expected to be modest in aggregate, with improvement in China offsetting weakness in the OECD. Notwithstanding the fact that revisions to industry production guidance have generally been to the downside of late, we expect modest near-term demand to be well covered by a combination of rising primary and scrap supply. Longer term, traditional end-use demand is expected to be solid and the electrification mega-trend offers attractive upside. In terms of meeting that demand, we anticipate that the cost curve is likely to steepen as geological inflation, social value expectations, above ground risks, decarbonisation and water challenges are progressively heightened.

News release

Nickel prices have been volatile over the first half of the 2023 financial year, although not to the same extent as in the immediate aftermath of the Russian invasion of Ukraine. Tight fundamentals in the Class-1 segment remain in place, exemplified by the persistence of very low exchange inventories. Offsetting that, demand risks have weighed heavily on investor sentiment. Meanwhile, other classes of nickel supply have been ramping up quickly in Indonesia, which has resulted in large spreads between Class-1 nickel priced on the LME and other nickel products and intermediates priced in China, where surpluses have been evident. Longer term, we believe nickel will be a core beneficiary of the electrification mega-trend and that nickel sulphides will be particularly attractive.

Potash prices have declined steadily throughout the first half of the 2023 financial year as affordability deteriorated, unwinding the steep price spike that developed in the wake of Belarusian sanctions and the invasion of Ukraine. Longer term, potash stands to benefit from the intersection of global megatrends: rising population, changing diets and the need for the sustainable intensification of agriculture on finite arable land. The compelling demand picture, geopolitical uncertainty and the maturity of the existing asset base offers an attractive entry opportunity in a lower-risk supply jurisdiction such as Saskatchewan, Canada.

Portfolio

The commodities we produce are essential for global economic growth and the world’s ability to transition to and thrive in a low carbon future. Our existing portfolio is built upon an industry leading set of large, low cost and expandable resource bases, which generates attractive and consistent returns.

We have simplified and strengthened our portfolio in recent years. However, as the world continues to evolve towards a lower carbon future, we must actively manage our portfolio to mitigate the risks that a changing world presents and to take advantage of opportunities to grow value.

Given our strategy to focus our coal portfolio on the highest quality metallurgical coals, BHP and Mitsubishi Development Pty Ltd, 50:50 joint venture partners in BMA, have started to pursue options to divest the Daunia and Blackwater mines following detailed considerations of BMA’s longer-term plans. Whilst high quality assets with growth potential, the Daunia and Blackwater mines would struggle to compete for capital under our capital allocation framework, including given our choices for deploying capital globally, and we are seeking to divest these assets to an operator who is more likely to prioritise the necessary investments for continued successful operation. We will look to maximise the value of these assets via trade sale.

In June 2022, BHP announced its decision to retain NSWEC in our portfolio, seek the relevant approvals to continue mining beyond its current mining consent that expires in 2026 and proceed with a managed process to cease mining at the asset by the end of the 2030 financial year. The 2030 consent modification approval process is progressing, and includes preparation of relevant studies and documentation, as well as ongoing engagement with key regulatory authorities and community stakeholders. The consent modification we are seeking is to allow time for stakeholder consultation for a just transition and is expected to carry conditions which prevent new infrastructure or production growth. As a result, over the period to 2030, we will not be allocating any growth capital to NSWEC and production is expected to remain broadly in line with current levels of 13 to 15 Mtpa. In light of the NSW Government announcement on potential changes to its coal price cap and domestic reservation requirements, we are actively reviewing operational plans, existing commitments and logistical practicalities to understand their implications. Further, it is important to note that NSWEC’s current unit cost of production is above the NSW Governments’ proposed price cap of A$125 per tonne.

In December 2022, BHP announced the signing of a Scheme Implementation Deed (SID) with OZ Minerals Ltd (OZL) to acquire 100 per cent of OZL through a scheme of arrangement for a cash price of A$28.25 per OZL share less the amount of any dividends declared and paid by OZL prior to implementation (Scheme). This corresponds to an enterprise value of A$9.8 billionii for OZL. The SID confirms the terms of the Scheme and BHP’s non-binding indicative proposal announced on 18 November 2022. The implementation of the Scheme is subject to satisfaction of certain conditions including OZL shareholder and Australian court approval and receipt of approvals from regulators in relevant jurisdictions (including Brazil, now received, and Vietnam). The OZL Board has unanimously recommended that OZL shareholders vote in favour of the Scheme in the absence of a superior proposal and subject to an independent expert concluding that the Scheme is in the best interests of OZL shareholders.

BHP Results for the half year ended 31 December 2022

Income statement

Underlying attributable profit and Underlying EBITDA are presented below.

Underlying attributable profit

Half year ended 31 December	2022 US$M	2021 US$M
Profit after taxation attributable to BHP shareholders	6,457	9,443
Total exceptional items attributable to BHP shareholders[1]	140	1,244

Underlying attributable profit	6,597	10,687
Profit after taxation attributable to members of BHP for Discontinued operations	—	(972)

Underlying attributable profit – Continuing operations	6,597	9,715

Weighted basic average number of shares (million)	5,064	5,061

Underlying basic earnings per ordinary share – Continuing operations (US cents)	130.3	192.0

1	Refer to page 13 and to note 2 ‘Exceptional items’ and note 9 ‘Significant events – Samarco dam failure’ of the Financial Report for further information.

Underlying EBITDA

Half year ended 31 December	2022 US$M	2021 US$M
Profit from operations	10,833	14,845
Exceptional items included in profit from operations[1]	(80)	729

Underlying EBIT	10,753	15,574

Depreciation and amortisation expense	2,456	2,851
Net impairments	21	38

Underlying EBITDA	13,230	18,463

1

Exceptional items profit of US$80 million excludes net finance costs of US$222 million related to the Samarco dam failure. Refer to page 13 and to note 2 ‘Exceptional items’ and note 9 ‘Significant events – Samarco dam failure’ of the Financial Report for further information.

News release

Underlying EBITDA

The following table and commentary describe the impact of the principal factorsi that affected Underlying EBITDA for the December 2022 half year compared with the December 2021 half year:

	US$M
Half year ended 31 December 2021	18,463
Net price impact:
Change in sales prices	(3,549)	Lower average realised prices for iron ore, copper, and hard coking coal, partially offset by higher average realised prices for weak coking coal, thermal coal and nickel.
Price-linked costs	(333)	Net increase in royalties reflecting impacts of the increased Queensland Government royalty rates and higher realised prices for thermal coal partially offset by lower royalties for iron ore as a result of lower realised prices, combined with higher third party concentrate purchase costs due to higher nickel prices.

	(3,882)

Change in volumes	704	Increased volumes at: Olympic Dam as a result of strong concentrator and smelter performance, and the planned major smelter maintenance campaign (SCM21) in the prior period; Escondida due to higher concentrator feed grade; WAIO record half year production as a result of continued strong supply chain performance and increased lump sales driven by the continued ramp up of South Flank; and BMA driven by improved truck productivity, partially offset by the deferral of concentrate sales at Spence following a fire at Port Mejillones and decreased volumes at NSWEC as a result of record rainfall.
Change in controllable cash costs	(517)	Largely due to the unfavourable impacts of inventory movements: at WAIO, to support supply chain performance amidst lower labour availability (US$241 million); and at Olympic Dam, following a stock build during SCM21 in the prior period (US$165 million). Higher one-off contractor costs and higher consumable costs at Escondida and Spence. Higher costs at BMA resulted from the production impacts of significant wet weather.
Change in other costs:
Exchange rates	394	Impact of movements in the Australian dollar and Chilean peso against the US dollar.
Inflation	(663)	Impact of significant increases in global inflation rates on the Group’s cost base.
Fuel, energy, and consumable price movements	(383)	Predominantly higher diesel and explosives prices.
Non-cash	(17)

	(669)

Asset sales	6
Ceased and sold operations	(470)	Predominantly the contribution of BMC prior to divestment of our 80% interest on 3 May 2022.
Other items	(405)	Other includes the recovery of lower freight costs caused by movements in the freight index on consecutive voyage charter (CVC) voyages and lower profit at Antamina largely driven by lower realised copper prices.

Half year ended 31 December 2022	13,230

Prices and exchange rates

The average realised prices achieved for our major commodities are summarised in the following table:

Average realised prices[1]	H1 FY23	H1 FY22	H2 FY22	FY22	H1 FY23 vs H1 FY22	H1 FY23 vs H2 FY22	H1 FY23 vs FY22
Copper (US$/lb)	3.49	4.31	4.02	4.16	(19%)	(13%)	(16%)
Iron ore (US$/wmt, FOB)	85.46	113.54	112.65	113.10	(25%)	(24%)	(24%)
Metallurgical coal (US$/t)	268.73	259.71	423.82	347.10	3%	(37%)	(23%)
Hard coking coal (HCC) (US$/t)[2]	270.65	278.60	437.60	366.82	(3%)	(38%)	(26%)
Weak coking coal (WCC) (US$/t)[2]	252.12	218.65	382.56	296.51	15%	(34%)	(15%)
Thermal coal (US$/t)[3]	354.30	137.68	302.60	216.78	157%	17%	63%
Nickel metal (US$/t)	24,362	19,651	27,399	23,275	24%	(11%)	5%

1

Based on provisional, unaudited estimates. Prices exclude sales from equity accounted investments, third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted. Includes the impact of provisional pricing and finalisation adjustments.

2

Hard coking coal (HCC) refers generally to those metallurgical coals with a Coke Strength after Reaction (CSR) of 35 and above, which includes coals across the spectrum from Premium Coking to Semi Hard Coking coals, while weak coking coal (WCC) refers generally to those metallurgical coals with a CSR below 35.

3	Includes thermal coal sales from metallurgical coal mines

In copper, the provisional pricing and finalisation adjustments decreased Underlying EBITDA by US$59 million in the December 2022 half year and are included in the average realised copper price in the above table.

BHP Results for the half year ended 31 December 2022

The following exchange rates relative to the US dollar have been applied in the financial information:

	Average Half year ended 31 December 2022	Average Half year ended 31 December 2021	As at 31 December 2022	As at 31 December 2021	As at 30 June 2022
Australian dollar[1]	0.67	0.73	0.68	0.73	0.69
Chilean peso	920	798	860	845	920

1	Displayed as US$ to A$1 based on common convention.

Depreciation, amortisation and impairments

Depreciation, amortisation and impairments excluding exceptional items decreased by US$412 million to US$2.5 billion, mainly reflecting lower depreciation and amortisation at WAIO driven by the increase in Yandi mine life, the revaluation of price-linked right of use assets, and the divestment of our interest in BMC in the 2022 financial year.

Net finance costs

Net finance costs increased by US$300 million to US$652 million primarily due to the impact of higher inflation on the closure and rehabilitation provisions.

Taxation expense

	2022			2021
Half year ended 31 December	Profit before taxation US$M	Income tax expense US$M	%	Profit before taxation US$M	Income tax expense US$M	%
Statutory effective tax rate	10,181	(3,055)	30.0	14,493	(4,959)	34.2
Adjusted for:
Exchange rate movements	—	11		—	(91)
Exceptional items[1]	142	(2)		822	422

Adjusted effective tax rate[i]	10,323	(3,046)	29.5	15,315	(4,628)	30.2

1	Refer exceptional items below for further details.

The Group’s adjusted effective tax rate, which excludes the impact of exchange rate movements and exceptional items, was 29.5 per cent (31 December 2021: 30.2 per cent). The adjusted effective tax rate was lower than at 31 December 2021 primarily due to lower withholding taxes and lower overall Chilean mining tax reflecting lower operating margins. The adjusted effective tax rate for the 2023 financial year is expected to be in the range of 30 to 35 per cent.

Royalty arrangements which are not profit based are recognised as operating costs within Profit before taxation. These increased to US$1.8 billion during the period (31 December 2021: US$1.7 billion), despite a lower price environment, largely reflecting the increase in Queensland Government royalty rates from 1 July 2022.

Exceptional items

The following table sets out the exceptional items for the December 2022 half year. Additional commentary is included on page 32.

Half year ended 31 December 2022	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Samarco dam failure	(142)	2	(140)

Total	(142)	2	(140)

Attributable to non-controlling interests	—	—	—
Attributable to BHP shareholders	(142)	2	(140)

News release

Debt management and liquidity

During the December 2022 half year, gross debt decreased by US$1.7 billion to US$14.7 billion at 31 December 2022. This decrease includes a EUR0.4 billion repayment of 0.75 per cent EUR senior notes that matured on 28 October 2022 and a GBP0.6 billion repayment of 6.50 per cent GBP hybrid security notes that were called with an early redemption date on 22 October 2022. The reduction also includes US$0.7 billion of foreign exchange and interest rate adjustments.

At the subsidiary level, Escondida refinanced US$0.3 billion of long-term debt that was due to mature in the period and increased the term loan facility to US$0.5 billion, of which $0.1 billion remains undrawn as at 31 December 2022.

BHP continues to hold a robust liquidity position with US$9.6 billion in cash and cash equivalents. The Group also has a US$5.5 billion commercial paper program backed by a US$5.5 billion revolving credit facility. As at 31 December 2022, the Group had no outstanding commercial paper and no drawn amount under the revolving credit facility.

In February 2023, BHP entered into a fully underwritten US$5.0 billion new loan facility, which is available to be drawn down to support the potential acquisition of OZ Minerals.

Dividend

The BHP Board today determined to pay an interim dividend of 90 US cents per share (US$4.6 billion). The interim dividend will be fully franked for Australian taxation purposes.

BHP’s Dividend Reinvestment Plan (DRP) will operate in respect of the interim dividend. Full terms and conditions of the DRP and details about how to participate can be found at: bhp.com/DRP

Events in respect of the interim dividend	Date
Announcement of currency conversion into RAND	28 February 2023
Last day to trade cum dividend on Johannesburg Stock Exchange Limited (JSE)	7 March 2023
Ex-dividend Date JSE	8 March 2023
Ex-dividend Date Australian Securities Exchange (ASX), London Stock Exchange (LSE) and New York Stock Exchange (NYSE)	9 March 2023
Record Date	10 March 2023
Announcement of currency conversion into AUD, GBP and NZD	13 March 2023
DRP and Currency Election date	13 March 2023 (5pm AEDT	)
Payment Date	30 March 2023
DRP Allocation Date (ASX, LSE and JSE)	17 April 2023

Shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 7 March 2023 and 10 March 2023 (inclusive), nor will transfers between the UK register and the South African register be permitted between the dates of 27 February 2023 and 13 March 2023 (inclusive). American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly.

Any eligible shareholder who wishes to participate in the DRP, or to vary a participation election should do so in accordance with the timetable above, or, in the case of shareholdings on the South African branch register of BHP Group Limited, in accordance with the instructions of your CSDP or broker. The DRP Allocation Price will be calculated in each jurisdiction as an average of the price paid for all shares actually purchased to satisfy DRP elections. The Allocation Price applicable to each exchange will made available at: bhp.com/DRP

Corporate governance

John Mogford retired from the Board effective 31 October 2022 and Malcolm Broomhead retired from the Board following the 2022 Annual General Meeting on 10 November 2022.

The current members of the Board’s committees are:

Risk and Audit Committee	Nomination and Governance Committee	Remuneration Committee	Sustainability Committee
Terry Bowen (Chair)	Ken MacKenzie (Chair)	Christine O’Reilly (Chair)	Gary Goldberg (SID) (Chair)
Xiaoqun Clever	Terry Bowen	Catherine Tanna	Ian Cockerill
Ian Cockerill	Gary Goldberg (SID)[1]	Dion Weisler	Catherine Tanna
Michelle Hinchliffe	Christine O’Reilly		Dion Weisler
Christine O’Reilly

1	Senior Independent Director (SID).

BHP Results for the half year ended 31 December 2022

Segment summary1

A summary of performance for the December 2022 and December 2021 half years is presented below.

Half year ended 31 December 2022 US$M	Revenue[2]	Underlying EBITDA[3]	Underlying EBIT[3]	Exceptional items[4]	Net operating assets[3]	Capital expenditure	Exploration gross[5]	Exploration to profit[6]
Copper	7,305	2,814	1,938	109	28,132	1,191	61	61
Iron Ore	11,822	7,641	6,657	2	17,334	812	50	26
Coal	5,566	2,631	2,294	—	7,206	237	4	1
Group and unallocated items[7]	1,020	144	(136)	(31)	3,563	631	41	39
Inter-segment adjustment	—	—	—	—	—	—	—	—

Total Group	25,713	13,230	10,753	80	56,235	2,871	156	127

Half year ended 31 December 2021 US$M	Revenue[2]	Underlying EBITDA[3]	Underlying EBIT[3]	Exceptional items	Net operating assets[3]	Capital expenditure	Exploration gross[5]	Exploration to profit[6]
Copper	8,494	4,272	3,377	(212)	27,647	1,275	34	34
Iron Ore	15,818	11,153	9,991	(512)	17,997	814	51	30
Coal	5,368	2,642	2,235	—	7,856	313	8	2
Group and unallocated items[7]	847	396	(29)	(5)	3,123	366	17	14
Inter-segment adjustment	—	—	—	—	—	—	—	—

Total Group	30,527	18,463	15,574	(729)	56,623	2,768	110	80

1

Group and segment level information is reported on a statutory basis which reflects the application of the equity accounting method in preparing the Group financial statements – in accordance with IFRS. Underlying EBITDA of the Group and the reportable segments, includes depreciation, amortisation and impairments (D&A), net finance costs and taxation expense of US$244 million (H1 FY22: US$300 million) related to equity accounted investments. It excludes exceptional items profit of US$127 million (H1 FY22: US$702 million loss) related to share of profit/loss from equity accounted investments, related impairments and expenses.

Group profit before taxation comprises Underlying EBITDA, exceptional items, depreciation, amortisation and impairments of US$2,397 million (H1 FY22: US$3,618 million) and net finance costs of US$652 million (H1 FY22: US$352 million).

2

Revenue is based on Group realised prices and includes third party products. Sale of third party products by the Group contributed revenue of US$1,007 million and Underlying EBITDA of US$8 million (H1 FY22: US$1,674 million and US$10 million).

3

For more information on the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer to non-IFRS financial information set on pages 53 to 65.

4

Exceptional items profit of US$80 million excludes net finance costs of US$222 million included in the total loss before taxation of US$142 million related to the Samarco dam failure. Refer to note 2 ‘Exceptional items’ and note 9 ‘Significant events – Samarco dam failure’ of the Financial Report for further information.

5	Includes US$29 million capitalised exploration (H1 FY22: US$30 million).

6	Includes US$ nil of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (H1 FY22: US$ nil).

7

Group and unallocated items includes functions, other unallocated operations including Potash, Nickel West, legacy assets, and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments.

Half year ended 31 December 2022 US$M	Revenue	Underlying EBITDA[3]	D&A	Underlying EBIT[3]	Net operating assets[3]	Capital expenditure	Exploration gross	Exploration to profit
Potash	—	(87)	1	(88)	4,008	325	—	—
Nickel West	1,010	99	49	50	1,100	267	26	24

Half year ended 31 December 2021 US$M	Revenue	Underlying EBITDA[3]	D&A	Underlying EBIT[3]	Net operating assets[3]	Capital expenditure	Exploration gross	Exploration to profit
Potash	—	(63)	1	(64)	3,283	158	—	—
Nickel West	838	118	39	79	498	169	14	12

News release

Copper

Underlying EBITDA for the December 2022 half year decreased by US$1.5 billion to US$2.8 billion.

	US$M
Underlying EBITDA for the half year ended 31 December 2021	4,272

Net price impact:
Change in sales prices	(1,275)	Lower average realised price:
		Copper US$3.49/lb (H1 FY22: US$4.31/lb).
Price-linked costs	9
Change in volumes	639	Higher volumes at Escondida due to higher concentrator feed grade (H1 FY23: 0.79%, H1 FY22: 0.72%), partly offset by lower concentrator throughput and the impact of road blockades across Chile, which reduced availability of some key mine supplies. At Spence, despite higher production due to the improved operational performance at the Spence Growth Option (SGO), concentrate sales volumes were lower due to a fire at the non-operated Port Mejillones in October 2022, which resulted in the deferral of some shipments into the June 2023 half year. Higher volumes at Olympic Dam as a result of strong concentrator and smelter performance, and the planned major smelter maintenance campaign (SCM21) in the prior period.
Change in controllable cash costs	(292)	At Olympic Dam, higher costs largely reflected impacts of an inventory drawdown following a stock build during SCM21 in the prior period. Higher costs at Escondida and Spence primarily reflected one-off contractor costs and higher consumables costs. Costs at Cerro Colorado increased as ore inventories were utilised ahead of planned closure at the end of the 2023 calendar year.
Change in other costs:
Exchange rates	45
Inflation	(305)
Fuel, energy, and consumable price movement	(92)	Higher diesel, explosives and acid prices, partially offset by lower power prices at Escondida due to the transition to renewable energy.
Non-cash	11
Other items	(198)	Other includes lower profit at Antamina, largely driven by lower realised copper prices.

Underlying EBITDA for the half year ended 31 December 2022	2,814

Escondida unit costs increased by 12 per cent to US$1.44 per pound, at realised exchange rates. This reflects inflationary pressures, in particular for diesel, acid and explosives. It also reflects lower by-product credits, as a result of lower realised gold and silver prices. These increases were partially offset by an increase in volumes in the period and lower power prices at Escondida due to the transition towards 100 per cent renewable energy.

For the 2023 financial year, unit costs at Escondida are tracking towards the upper end of full year guidance of between US$1.25 and US$1.45 per pound (at a guidance exchange rate of USD/CLP 830). This is due to volumes tracking towards the low end of Escondida’s production guidance range as a result of lower than expected concentrator feed grade and throughput. In the medium term, we continue to expect unit costs to be less than US$1.15 per pound (based on an exchange rate of USD/CLP 830).

Escondida unit costs (US$M)	H1 FY23	H2 FY22	H1 FY22	FY22
Revenue	4,089	4,671	4,829	9,500
Underlying EBITDA	2,160	3,074	3,124	6,198
Gross costs	1,929	1,597	1,705	3,302
Less: by-product credits	190	216	214	430
Less: freight	110	127	103	230
Net costs	1,629	1,254	1,388	2,642
Sales (kt)	512	514	487	1,001
Sales (Mlb)	1,129	1,132	1,074	2,206

Cost per pound (US$)[1]	1.44	1.11	1.29	1.20

1	H1 FY23 based on average exchange rates of USD/CLP 920.

At Spence, we continue to closely monitor previously identified Tailings Storage Facility (TSF) anomalies. We have reduced the volume of water in the tailings facility and continue to work with the local regulatory agencies, including on the implementation of a remediation plan for the TSF. The SGO concentrator continues to operate with no impact to production or market guidance. Spence is expected to reach an average of approximately 270 ktpa of production for four years (including cathodes) following the completion of the SGO plant modifications and remediation of TSF anomalies. Expected capital expenditure for the SGO plant modifications works remains unchanged at approximately US$100 million. Further studies are ongoing for additional capacity uplift at SGO. Cerro Colorado continues to transition towards planned closure at the end of the 2023 calendar year.

BHP Results for the half year ended 31 December 2022

Financial information for Copper for the December 2022 and December 2021 half years is presented below.

Half year ended 31 December 2022 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida[1]	4,089	2,160	423	1,737	12,103	605
Pampa Norte[2]	1,094	298	248	50	4,693	307
Antamina[3]	752	432	89	343	1,417	204
Olympic Dam	1,133	259	197	62	9,911	270
Other[3,4]	1	(99)	9	(108)	8	9

Total Copper from Group production	7,069	3,050	966	2,084	28,132	1,395

Third party products	988	8	—	8	—	—

Total Copper	8,057	3,058	966	2,092	28,132	1,395	64	61

Adjustment for equity accounted investments[5]	(752)	(244)	(90)	(154)	—	(204)	(3)	—

Total Copper statutory result	7,305	2,814	876	1,938	28,132	1,191	61	61

Half year ended 31 December 2021 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida[1]	4,829	3,124	461	2,663	11,826	419
Pampa Norte[2]	1,375	760	234	526	4,779	321
Antamina[3]	932	679	72	607	1,366	176
Olympic Dam	652	90	193	(103)	9,638	520
Other[3,4]	1	(91)	8	(99)	38	15

Total Copper from Group production	7,789	4,562	968	3,594	27,647	1,451

Third party products	1,637	10	—	10	—	—

Total Copper	9,426	4,572	968	3,604	27,647	1,451	39	39

Adjustment for equity accounted investments[5]	(932)	(300)	(73)	(227)	—	(176)	(5)	(5)

Total Copper statutory result	8,494	4,272	895	3,377	27,647	1,275	34	34

1	Escondida is consolidated under IFRS 10 and reported on a 100 per cent basis.
2	Includes Spence and Cerro Colorado.
3	Antamina, SolGold and Resolution are equity accounted investments and their financial information presented above with the exception of net operating assets reflects BHP Group’s share.
4	Predominantly comprises divisional activities, greenfield exploration and business development. Includes Resolution and SolGold.
5

Total Copper statutory result revenue excludes US$752 million (H1 FY22: US$932 million) revenue related to Antamina. Total Copper statutory result Underlying EBITDA includes US$90 million (H1 FY22: US$73 million) D&A and US$154 million (H1 FY22: US$227 million) net finance costs and taxation expense related to Antamina, Resolution and SolGold that are also included in Underlying EBIT. Total Copper Capital expenditure excludes US$204 million (H1 FY22: US$176 million) related to Antamina. Exploration gross excludes US$3 million (H1 FY22: US$5 million) related to SolGold of which US$ nil million (H1 FY22: US$5 million) was expensed.

News release

Iron Ore

Underlying EBITDA for the December 2022 half year decreased by US$3.5 billion to US$7.6 billion.

	US$M
Underlying EBITDA for the half year ended 31 December 2021	11,153
Net price impact:
Change in sales prices	(3,665)	Lower average realised price:
		Iron ore US$85.46/wmt, FOB (H1 FY22: US$113.54/wmt, FOB).
Price-linked costs	271	Lower royalties in line with lower prices.
Change in volumes	116	Record half year production resulting from continued strong supply chain performance, a higher portion of lump driven by the continued ramp up of South Flank and COVID-19 related impacts in the prior period.
Change in controllable cash costs	(115)	Draw down of inventory stockpiles at the mines to support supply chain performance amidst lower labour availability, partially offset by lower demurrage costs driven by an easing of COVID-19 requirements at the port.
Change in other costs:
Exchange rates	120
Inflation	(185)
Fuel, energy, and consumable price movement	(112)	Predominantly higher diesel prices.
Other items	58	Other includes the write-off of dormant stockpiles in the prior period, partially offset by other items.

Underlying EBITDA for the half year ended 31 December 2022	7,641

WAIO unit costs increased by 13 per cent to US$18.30 per tonne at realised exchange rates (US$15.50 per tonne on a C1 basis excluding third party royalties1, an increase of five per cent), primarily due to the impact of inflation, particularly for diesel, and the drawdown of mine inventories as a result of labour availability. This was partially offset by lower price-linked third party royalties and favourable exchange rate movements.

Full year unit cost guidance for the 2023 financial year remains unchanged at between US$18 and US$19 per tonne (based on an exchange rate of AUD/USD 0.72) and is tracking towards the upper end. In the medium term, we expect to lower our unit costs to less than US$17 per tonne (based on an exchange rate of AUD/USD 0.72) reflecting ongoing improvements across the supply chain.

WAIO unit costs (US$M)	H1 FY23	H2 FY22	H1 FY22	FY22
Revenue	11,756	14,882	15,750	30,632
Underlying EBITDA	7,623	10,561	11,227	21,788
Gross costs	4,133	4,321	4,523	8,844
Less: freight[2]	1,020	1,098	1,399	2,497
Less: royalties	793	1,065	1,069	2,134
Net costs	2,320	2,158	2,055	4,213
Sales (kt, equity share)	126,753	123,467	127,221	250,688

Cost per tonne (US$)[3]	18.30	17.48	16.15	16.81

Cost per tonne on a C1 basis excluding third party royalties (US$)[1]	15.50	15.39	14.74	15.05

1

Excludes third party royalties of US$1.52 per tonne (H1 FY22: US$1.84 per tonne), net inventory movements US$0.57 per tonne (H1 FY22: US$(0.76) per tonne), depletion of production stripping US$0.84 per tonne (H1 FY22: US$0.61 per tonne) and exploration expenses, marketing purchases, demurrage, exchange rate gains/losses, and other income US$(0.14) per tonne (H1 FY22: US$(0.28) per tonne).

2	Lower H1 FY23 freight costs with the easing of COVID-19 restrictions reducing global supply chain pressures and freight rates.
3	H1 FY23 based on an average exchange rate of AUD/USD 0.67.

BHP Results for the half year ended 31 December 2022

Financial information for Iron Ore for the December 2022 and December 2021 half years is presented below.

Half year ended 31 December 2022 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross[1]	Exploration to profit
Western Australia Iron Ore	11,756	7,623	972	6,651	20,669	805
Samarco[2]	—	—	—	—	(3,294)	—
Other[3]	57	18	12	6	(41)	7

Total Iron Ore from Group production	11,813	7,641	984	6,657	17,334	812

Third party products[4]	9	—	—	—	—	—

Total Iron Ore	11,822	7,641	984	6,657	17,334	812	50	26

Adjustment for equity accounted investments	—	—	—	—	—	—	—	—

Total Iron Ore statutory result	11,822	7,641	984	6,657	17,334	812	50	26

Half year ended 31 December 2021 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross[1]	Exploration to profit
Western Australia Iron Ore	15,750	11,227	1,058	10,169	21,087	814
Samarco[2]	—	—	—	—	(3,119)	—
Other[3]	59	(74)	104	(178)	29	—

Total Iron Ore from Group production	15,809	11,153	1,162	9,991	17,997	814

Third party products[4]	9	—	—	—	—	—

Total Iron Ore	15,818	11,153	1,162	9,991	17,997	814	51	30

Adjustment for equity accounted investments	—	—	—	—	—	—	—	—

Total Iron Ore statutory result	15,818	11,153	1,162	9,991	17,997	814	51	30

1	Includes US$24 million of capitalised exploration (H1 FY22: US$21 million).
2

Samarco is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Billiton Brasil Ltda’s share. All financial impacts following the Samarco dam failure have been reported as exceptional items in both reporting periods.

3	Predominantly comprises divisional activities, towage services, business development and ceased operations.
4	Includes inter-segment and external sales of contracted gas purchases.

News release

Coal

Underlying EBITDA for the December 2022 half year decreased by US$11 million to US$2.6 billion.

	US$M
Underlying EBITDA for the half year ended 31 December 2021	2,642

Net price impact:
Change in sales prices	1,201

Higher average prices:

Thermal coal $354.30/t (H1 FY22: US$137.68/t); and

Weak coking coal $252.12/t (H1 FY22: US$218.65/t);

Partially offset by lower average prices:

Hard coking coal $270.65/t (H1 FY22: US$278.60/t)

Price-linked costs	(545)	Higher royalties as a result of the increased Queensland Government royalty rates combined with higher average realised prices for thermal coal.
Change in volumes	(40)	Lower volumes at NSWEC largely as a result of record wet weather, continued labour shortages and an increased proportion of washed coal, partially offset by higher volumes at BMA, despite significant wet weather, driven by an improvement in underlying truck productivity, higher yields and reduced impact of labour constraints.
Change in controllable cash costs	(24)	Unfavourable inventory movements at BMA, partially offset by favourable inventory movements at NSWEC.
Change in other costs:
Exchange rates	151
Inflation	(118)
Fuel, energy, and consumable price movement	(137)	Higher diesel, electricity and explosives prices at BMA and NSWEC.
Other items	(499)	Predominantly the contribution of BMC prior to divestment of our 80% interest on 3 May 2022.

Underlying EBITDA for the half year ended 31 December 2022	2,631

BMA unit costs increased by five per cent to US$100 per tonne at realised exchange rates, primarily due to the impact of inflation, particularly higher diesel prices, and inventory movements following significant La Niña wet weather impacts. This was partially offset by favourable exchange rate movements.

Unit cost guidance for the 2023 financial year has been increased to between US$100 and US$105 per tonne (based on an exchange rate of AUD/USD 0.72) from between US$90 and US$100 per tonne, reflecting full year volumes tracking to the low end of production guidance due to significant wet weather, inventory movements and inflationary pressures.

BMA unit costs (US$M)	H1 FY23	H2 FY22	H1 FY22	FY22
Revenue	3,598	6,864	3,390	10,254
Underlying EBITDA	1,426	4,583	1,752	6,335
Gross costs	2,172	2,281	1,638	3,919
Less: freight	19	31	19	50
Less: royalties	799	881	401	1,282
Net costs	1,354	1,369	1,218	2,587
Sales (kt, equity share)	13,509	16,240	12,809	29,049

Cost per tonne (US$)[1]	100.23	84.30	95.09	89.06

1	H1 FY23 based on an average exchange rate of AUD/USD 0.67

NSWEC unit costs increased by 49 per cent to US$101 per tonne at realised exchange rates, primarily due to lower volumes as a result of record wet weather and the focus on higher value coal products to capture the ~US$230 per tonne price differential between higher and lower calorific coals (H1 FY22: ~US$70 per tonne), increased price-linked port costs as a result of higher sales prices, and the impact of inflation, particularly for diesel. This was partially offset by favourable inventory and exchange rate movements.

Unit cost guidance for the 2023 financial year has been increased to between US$84 and US$91 per tonne (based on an exchange rate of AUD/USD 0.72) from between US$76 and US$86 per tonne, reflecting production impacts from record wet weather, inflationary pressures and price-linked logistics costs.

NSWEC unit costs (US$M)	H1 FY23	H2 FY22	H1 FY22	FY22
Revenue	1,968	2,008	1,026	3,034
Underlying EBITDA	1,234	1,372	435	1,807
Gross costs	734	636	591	1,227
Less: royalties	198	143	84	227
Net costs	536	493	507	1,000
Sales (kt, equity share)	5,303	6,626	7,498	14,124

Cost per tonne (US$)[1]	101.07	74.40	67.62	70.80

1	H1 FY23 based on an average exchange rate of AUD/USD 0.67.

BHP Results for the half year ended 31 December 2022

Financial information for Coal for the December 2022 and December 2021 half years is presented below.

Half year ended 31 December 2022 US$M	Revenue[1]	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
BHP Mitsubishi Alliance	3,598	1,426	301	1,125	7,426	183
New South Wales Energy Coal[2]	2,016	1,288	41	1,247	(209)	50
Other[3]	—	(29)	8	(37)	(11)	4

Total Coal from Group production	5,614	2,685	350	2,335	7,206	237

Third party products	—	—	—	—	—	—

Total Coal	5,614	2,685	350	2,335	7,206	237	4	1

Adjustment for equity accounted investments[4]	(48)	(54)	(13)	(41)	—	—	—	—

Total Coal statutory result	5,566	2,631	337	2,294	7,206	237	4	1

Half year ended 31 December 2021 US$M	Revenue[1]	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
BHP Mitsubishi Alliance	3,390	1,752	295	1,457	8,066	253
New South Wales Energy Coal[2]	1,070	468	54	414	(212)	23
Other[3,5]	952	455	71	384	2	37

Total Coal from Group production	5,412	2,675	420	2,255	7,856	313

Third party products	—	—	—	—	—	—

Total Coal	5,412	2,675	420	2,255	7,856	313	8	2

Adjustment for equity accounted investments[4]	(44)	(33)	(13)	(20)	—	—	—	—

Total Coal statutory result	5,368	2,642	407	2,235	7,856	313	8	2

1	Total revenue from thermal coal sales, including NSWEC and BHP’s share of BMA, was US$2,123 million (H1 FY22: US$1,175 million).
2	Newcastle Coal Infrastructure Group is an equity accounted investment and its financial information presented above with the exception of net operating assets reflects BHP Group’s share.
3	Predominantly comprises divisional activities and ceased operations.
4

Total Coal statutory result revenue excludes US$48 million (H1 FY22: US$44 million) revenue related to Newcastle Coal Infrastructure Group. Total Coal statutory result excludes US$54 million (H1 FY22: US$33 million) Underlying EBITDA, US$13 million (H1 FY22: US$13 million) D&A and US$41 million (H1 FY22: US$20 million) Underlying EBIT related to Newcastle Coal Infrastructure Group until future profits exceed accumulated losses.

5

The divestment of BHP’s 80% interest in BMC was completed on 3 May 2022. The Group’s share of BMC revenue, Underlying EBITDA, D&A, Underlying EBIT and Capital expenditure have been presented within ‘Other’. BMC’s assets and liabilities were classified as ‘Held For Sale’ at 31 December 2021 and were therefore excluded from Net Operating Assets (US$623 million).

News release

Greenfield exploration

BHP continued to strengthen its portfolio of options, including through an increased focus on exploration. Exploration expenditure during the December 2022 half year increased by 42 per cent to US$156 million.

Work continues on existing exploration projects, joint ventures and farm-in agreements, as well as leveraging technology to both look deeper in mature exploration jurisdictions and delineate new high potential search spaces globally.

We continue to progress exploration activity for copper in Australia, Canada, Chile, Ecuador, north-west Mexico, Peru and the south-west United States and initiated greenfield activities in southern Colombia. Nickel programs were also advanced in Canada and Australia.

At Oak Dam in South Australia, BHP is continuing resource definition drilling with six drill rigs to define the extent, continuity and variability of the mineralisation. Between May 2021 and December 2022, we completed approximately 40 km of drilling, with high-grade mineralised intercepts of copper, and associated gold, uranium and silver. Results continue to be encouraging, with multiple intervals ranging between 0.9 and 4.3 per cent copper identified by laboratory assay results consistent with intercepts previously reported in the September 2020 Operational Review. Mineralisation below cover remains open at the south and at depth. For further details refer to Appendix 1. Our forward plan is to continue drilling and engage externally with key stakeholders including Traditional Owners, landholders, government and the community, with a view to converting the exploration licence to a retention lease, which will allow BHP to carry out further exploration activities.

Work continued on the farm-in agreement for the early-stage Elliott copper project in the Northern Territory, Australia, Initial drilling has identified some favourable geological features, with a field mapping and sampling program planned for the June 2023 quarter, following seasonal rains.

On 21 July 2022 we extended our strategic alliance with Midland Exploration to fund a new nickel exploration program in Nunavick, Quebec.

In August 2022, we announced the establishment of BHP Xplor, an innovative accelerator program to support early-stage mineral exploration companies to find critical resources for the energy transition, such as copper and nickel. The program merges concepts from venture capital and early-stage accelerators offering participants in-kind services, mentorship, and networking opportunities. Applications for the program closed on 31 October 2022 and we received a significant number of applications from around the world. We have selected seven companies into the inaugural accelerator program which began in January 2023 and is expected to run until the end of June 2023.

In October 2022, BHP agreed to invest an additional US$50 million (the second investment) in the Kabanga Nickel Project (Kabanga) in Tanzania. Following closing of that investment in February 2023, BHP’s interest in Kabanga increased to 14.3 per cent. In October 2022, BHP also signed an agreement with Kabanga Nickel Limited giving BHP the option to increase its interest in Kabanga to 51 per cent.

Following a review of prospectivity and core results, BHP acquired a 19.9 per cent interest via a placement in Brixton Metals, providing exposure to a large block of ground prospective for copper in northern British Columbia, Canada.

In January 2023, BHP signed an Option Agreement with Mundoro Capital, Inc. covering three exploration projects they currently hold in Serbia (Trstenik, Borsko and South Timok). This agreement provides BHP with the option to secure up to 100 per cent interest in the three copper exploration prospects over the next three years, depending on the exploration results.

Group and unallocated items

Underlying EBITDA for Group and unallocated items decreased by US$252 million to US$144 million in the December 2022 half year, primarily due to the recovery of lower freight costs caused by movements in the freight index on consecutive voyage charter (CVC) voyages of US$225 million.

Nickel West’s Underlying EBITDA decreased by US$19 million to US$99 million in the December 2022 half year. This reflects unfavourable inventory movements, the adverse impacts of the higher nickel price on third party concentrate purchase costs and the impact of inflation, particularly for diesel and ammonia. This was largely offset by higher prices and favourable exchange rate movements.

BHP Results for the half year ended 31 December 2022

The Financial Report set out on pages 25 to 46 for the half year ended 31 December 2022 has been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2022 financial statements contained within the Annual Report of the Group. This news release including the Financial Report is unaudited. Variance analysis relates to the relative financial and/or production performance of BHP and/or its operations during the December 2022 half year compared with the December 2021 half year, unless otherwise noted. Operations includes operated and non-operated assets, unless otherwise noted. Medium term refers to our five year plan. Numbers presented may not add up precisely to the totals provided due to rounding.

The following abbreviations may have been used throughout this report: billion tonnes (Bt); cost and freight (CFR); cost, insurance and freight (CIF), carbon dioxide equivalent (CO2-e), dry metric tonne unit (dmtu); free on board (FOB); giga litres (GL); grams per tonne (g/t); high-potential injury (HPI); kilograms per tonne (kg/t); kilometre (km); metre (m); million ounces per annum (Mozpa); million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand ounces (koz); thousand ounces per annum (kozpa); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); total recordable injury frequency (TRIF); and wet metric tonnes (wmt).

The following footnotes apply to this Results Announcement:

i

We use various non-IFRS financial information to reflect our underlying performance. For further information on the reconciliations of certain non-IFRS financial information measures to our statutory measures, reasons for usefulness and calculation methodology, please refer to non-IFRS financial information set out on pages 53 to 65.

ii	Based on OZL’s fully diluted shares on issue of 337.0 million (inclusive of 2.1 million performance rights) as at 22 December 2022 and net debt of A$254 million as at 31 December 2022.

iii

We use various key indicators to reflect our sustainability performance. For further information on the reasons for usefulness and calculation methodology, please refer to “Definition and calculation of Key Indicator terms” set out on pages 66 to 67.

iv

Nature positive is defined by the World Business Council for Sustainable Development/Taskforce for Nature-related Financial Disclosures as ‘A high-level goal and concept describing a future state of nature (e.g. biodiversity, ecosystem services and natural capital) which is greater than the current state.’ It includes land and water management practices that halt and reverse nature loss – that is, supporting healthy, functioning ecosystems.

v	US dollar amount is calculated based on actual transactional (historical) exchange rates related to Renova funding.

vi	This excludes $2.0 billion of revenue-based royalties shown within net operating cash flows

vii	Maintenance capital includes non-discretionary spend for the following purposes: deferred development and production stripping; risk reduction, compliance and asset integrity.

viii	Medium term average; +/- 50% in any given year.

ix	The information in this section is based on BHP data, analysis and desk top research on public data sources.

Forward-looking statements

This release contains forward-looking statements, including statements regarding: trends in economic outlook; commodity prices and currency exchange rates; demand for commodities; medium-term guidance; reserves and resources and production forecasts; operational performance; expectations, plans, strategies and objectives of management; climate scenarios; approval of certain projects and consummation of certain transactions, including, but not limited to, our announced proposed of OZL; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital expenditure or costs and scheduling; operating costs, including unit cost guidance, and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments.

Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘ambition’, ‘aspiration’, ‘goal’, ‘target’, ‘prospect’, ‘project’, ‘see’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘need’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘forecast’, ‘guidance’, ‘outlook’, ‘trend’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information.

These forward-looking statements are based on management’s current expectations and reflect judgements, assumptions, estimates and other information available as at the date of this release and/or the date of the Group’s planning processes or scenario analysis processes. These statements do not represent guarantees or predictions of future financial or operational performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. BHP cautions against reliance on any forward-looking statements or guidance, including in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with the Ukraine conflict and COVID-19.

For example, our future revenues from our assets, projects or mines described in this release will be based, in part, on the market price of the minerals or metals produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets.

Other factors that may affect the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and transport the minerals and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals or metals we produce; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties; changes in environmental and other regulations, the duration and severity of the Ukraine conflict and the COVID-19 pandemic and their impact on our business; political or geopolitical uncertainty; labour unrest; weather, climate variability or other manifestations of climate change; and other factors identified in the risk factors discussed in BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.

Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events.

Past performance cannot be relied on as a guide to future performance.

No offer of securities

Nothing in this release should be construed as either an offer, or a solicitation of an offer, to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP.

Reliance on third party information

The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP.

No financial or investment advice – South Africa

BHP does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice.

Emissions and energy consumption data

Due to the inherent uncertainty and limitations in measuring greenhouse gas (GHG) emissions and operational energy consumption under the calculation methodologies used in the preparation of such data, all GHG emissions and operational energy consumption data or references to GHG emissions and operational energy consumption volumes (including ratios or percentages) in this release are estimates. There may also be differences in the manner that third parties calculate or report GHG emissions or operational energy consumption data compared to BHP, which means that third-party data may not be comparable to our data. For information on how we calculate our GHG emissions and operational energy consumption data, see BHP Scopes 1, 2, and 3 GHG emissions calculation methodology available at bhp.com/climate.

BHP and its subsidiaries

In this release, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to note 28 ‘Subsidiaries’ of the Financial Statements in the FY2022 Annual Report and Form 20-F for a list of our significant subsidiaries. Those terms do not include non-operated assets.

This release covers functions and assets (including those under exploration, projects in development or execution phases, sites and closed operations) that have been wholly owned and/or operated by BHP or that have been owned as a joint venture1 operated by BHP (referred to in this release as ‘operated assets’ or ‘operations’) during the period from 1 July 2022 to 31 December 2022. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this release as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise.

[1]

References in this release to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset.

Websites

All references to websites in this release are intended to be inactive textual references for information only and any information contained in or accessible through any such website does not form a part of this release.

News release

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:
The Board of BHP Group Limited

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Financial Report

Half year ended

31 December 2022

Financial Report

BHP Results for the half year ended 31 December 2022

Consolidated Income Statement for the half year ended 31 December 2022

	Notes	Half year ended 31 Dec 2022 US$M	Half year ended 31 Dec 2021 US$M	Year ended 30 June 2022 US$M
Continuing operations
Revenue		25,713	30,527	65,098
Other income		269	414	1,398
Expenses excluding net finance costs		(15,429)	(15,742)	(32,371)
Profit/(loss) from equity accounted investments, related impairments and expenses	3	280	(354)	(19)

Profit from operations		10,833	14,845	34,106

Financial expenses		(863)	(377)	(1,050)
Financial income		211	25	81

Net finance costs	4	(652)	(352)	(969)

Profit before taxation		10,181	14,493	33,137

Income tax expense		(3,038)	(4,833)	(10,430)
Royalty-related taxation (net of income tax benefit)		(17)	(126)	(307)

Total taxation expense	5	(3,055)	(4,959)	(10,737)

Profit after taxation from Continuing operations		7,126	9,534	22,400

Discontinued operations
Profit after taxation from Discontinued operations		—	972	10,655

Profit after taxation from Continuing and Discontinued operations		7,126	10,506	33,055

Attributable to non-controlling interests		669	1,063	2,155
Attributable to BHP shareholders		6,457	9,443	30,900

Basic earnings per ordinary share (cents)	6	127.5	186.6	610.6
Diluted earnings per ordinary share (cents)	6	127.3	186.2	609.3
Basic earnings from Continuing operations per ordinary share (cents)	6	127.5	167.4	400.0
Diluted earnings from Continuing operations per ordinary share (cents)	6	127.3	167.0	399.2

The accompanying notes form part of this half year Financial Report.

Consolidated Statement of Comprehensive Income for the half year ended 31 December 2022

	Half year ended 31 Dec 2022 US$M	Half year ended 31 Dec 2021 US$M	Year ended 30 June 2022 US$M
Profit after taxation from Continuing and Discontinued operations	7,126	10,506	33,055
Other comprehensive income
Items that may be reclassified subsequently to the income statement:
Hedges:
Gains/(losses) taken to equity	100	(302)	(914)
(Gains)/losses transferred to the income statement	(125)	283	881
Exchange fluctuations on translation of foreign operations taken to equity	—	(3)	(5)
Exchange fluctuations on translation of foreign operations transferred to income statement	—	—	(54)
Tax recognised within other comprehensive income	8	6	10

Total items that may be reclassified subsequently to the income statement	(17)	(16)	(82)

Items that will not be reclassified to the income statement:
Re-measurement gains/(losses) on pension and medical schemes	6	(5)	24
Equity investments held at fair value	(7)	—	(8)
Tax recognised within other comprehensive income	—	1	(9)

Total items that will not be reclassified to the income statement	(1)	(4)	7

Total other comprehensive loss	(18)	(20)	(75)

Total comprehensive income	7,108	10,486	32,980

Attributable to non-controlling interests	669	1,063	2,160
Attributable to BHP shareholders	6,439	9,423	30,820

The accompanying notes form part of this half year Financial Report.

Financial Report

Consolidated Balance Sheet as at 31 December 2022

	31 Dec 2022 US$M	30 June 2022 US$M
ASSETS
Current assets
Cash and cash equivalents	9,605	17,236
Trade and other receivables	4,518	5,426
Other financial assets	475	629
Inventories	4,912	4,935
Current tax assets	444	263
Other	149	175

Total current assets	20,103	28,664

Non-current assets
Trade and other receivables	147	153
Other financial assets	870	802
Inventories	1,391	1,315
Property, plant and equipment	62,178	61,295
Intangible assets	1,397	1,369
Investments accounted for using the equity method	1,568	1,420
Deferred tax assets	54	56
Other	116	92

Total non-current assets	67,721	66,502

Total assets	87,824	95,166

LIABILITIES
Current liabilities
Trade and other payables	4,882	6,687
Interest bearing liabilities	2,015	2,622
Other financial liabilities	376	579
Current tax payable	469	3,032
Provisions	4,104	3,965
Deferred income	43	34

Total current liabilities	11,889	16,919

Non-current liabilities
Interest bearing liabilities	12,686	13,806
Other financial liabilities	2,498	1,997
Non-current tax payable	65	87
Deferred tax liabilities	3,367	3,063
Provisions	10,717	10,478
Deferred income	50	50

Total non-current liabilities	29,383	29,481

Total liabilities	41,272	46,400

Net assets	46,552	48,766

EQUITY
Share capital – BHP Group Limited	4,737	4,638
Treasury shares	(20)	(31)
Reserves	(28)	12
Retained earnings	37,912	40,338

Total equity attributable to BHP shareholders	42,601	44,957
Non-controlling interests	3,951	3,809

Total equity	46,552	48,766

The accompanying notes form part of this half year Financial Report.

BHP Results for the half year ended 31 December 2022

Consolidated Cash Flow Statement for the half year ended 31 December 2022

	Half year ended 31 Dec 2022 US$M	Half year ended 31 Dec 2021 US$M	Year ended 30 June 2022 US$M
Operating activities
Profit before taxation from Continuing operations	10,181	14,493	33,137
Adjustments for:
Depreciation and amortisation expense	2,456	2,851	5,683
Impairments of property, plant and equipment, financial assets and intangibles	21	38	515
Net finance costs	652	352	969
(Profit)/loss from equity accounted investments, related impairments and expenses	(280)	354	19
Other	258	273	(350)
Changes in assets and liabilities:
Trade and other receivables	888	(18)	(703)
Inventories	(53)	(420)	(865)
Trade and other payables	(1,598)	(1,193)	727
Provisions and other assets and liabilities	(399)	(553)	(248)

Cash generated from operations	12,126	16,177	38,884
Dividends received	75	618	1,018
Interest received	218	16	58
Interest paid	(434)	(300)	(657)
Proceeds from cash management related instruments	274	33	378
Net income tax and royalty-related taxation refunded	55	43	105
Net income tax and royalty-related taxation paid	(5,544)	(5,058)	(10,501)

Net operating cash flows from Continuing operations	6,770	11,529	29,285

Net operating cash flows from Discontinued operations	—	1,748	2,889

Net operating cash flows	6,770	13,277	32,174

Investing activities
Purchases of property, plant and equipment	(2,871)	(2,768)	(5,855)
Exploration expenditure	(156)	(110)	(256)
Exploration expenditure expensed and included in operating cash flows	127	80	199
Net investment and funding of equity accounted investments	(369)	(244)	(266)
Proceeds from sale of assets	81	92	221
Proceeds from sale of subsidiaries, operations and joint operations net of their cash	74	—	1,255
Other investing	(175)	(95)	(271)

Net investing cash flows from Continuing operations	(3,289)	(3,045)	(4,973)

Net investing cash flows from Discontinued operations	—	(544)	(904)

Net cash completion payment on merger of Petroleum with Woodside	—	—	(683)

Cash and cash equivalents disposed on merger of Petroleum with Woodside	—	—	(399)

Net investing cash flows	(3,289)	(3,589)	(6,959)

Financing activities
Proceeds from interest bearing liabilities	350	314	1,164
Settlements of debt related instruments	(383)	—	—
Repayment of interest bearing liabilities	(1,690)	(1,499)	(3,358)
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts	(1)	(1)	(149)
Dividends paid	(8,660)	(10,029)	(17,851)
Dividends paid to non-controlling interests	(527)	(1,273)	(2,540)

Net financing cash flows from Continuing operations	(10,911)	(12,488)	(22,734)

Net financing cash flows from Discontinued operations	—	(18)	(33)

Net financing cash flows	(10,911)	(12,506)	(22,767)

Net (decrease)/increase in cash and cash equivalents from Continuing operations	(7,430)	(4,004)	1,578
Net increase in cash and cash equivalents from Discontinued operations	—	1,186	1,952
Net cash completion payment on merger of Petroleum with Woodside	—	—	(683)
Cash and cash equivalents disposed on merger of Petroleum with Woodside	—	—	(399)
Cash and cash equivalents, net of overdrafts, at the beginning of the period	17,236	15,246	15,246
Foreign currency exchange rate changes on cash and cash equivalents	(201)	(62)	(458)

Cash and cash equivalents, net of overdrafts, at the end of the period	9,605	12,366	17,236

The accompanying notes form part of this half year Financial Report.

Financial Report

Consolidated Statement of Changes in Equity for the half year ended 31 December 2022

	Attributable to BHP shareholders
	Share capital		Treasury shares				Total equity attributable to BHP shareholders
US$M	BHP Group Limited[1]	BHP Group Plc[1]	BHP Group Limited	BHP Group Plc	Reserves[1]	Retained earnings		Non- controlling interests	Total equity
Balance as at 1 July 2022	4,638	—	(31)	—	12	40,338	44,957	3,809	48,766

Total comprehensive income	—	—	—	—	(24)	6,463	6,439	669	7,108
Transactions with owners:
BHP Group Limited shares issued	99	—	(99)	—	—	—	—	—	—
Purchase of shares by ESOP Trusts	—	—	(1)	—	—	—	(1)	—	(1)
Employee share awards exercised net of employee contributions net of tax	—	—	111	—	(80)	(31)	—	—	—
Vested employee share awards that have lapsed, been cancelled or forfeited	—	—	—	—	—	—	—	—	—
Accrued employee entitlement for unexercised awards net of tax	—	—	—	—	64	—	64	—	64
Dividends	—	—	—	—	—	(8,858)	(8,858)	(527)	(9,385)

Balance as at 31 December 2022	4,737	—	(20)	—	(28)	37,912	42,601	3,951	46,552

Balance as at 1 July 2021	1,111	1,057	(32)	(1)	2,350	46,779	51,264	4,341	55,605

Total comprehensive income	—	—	—	—	(16)	9,439	9,423	1,063	10,486
Transactions with owners:
BHP Group Limited shares issued	172	—	(172)	—	—	—	—	—	—
Purchase of shares by ESOP Trusts	—	—	—	(1)	—	—	(1)	—	(1)
Employee share awards exercised net of employee contributions net of tax	—	—	197	2	(124)	(75)	—	—	—
Vested employee share awards that have lapsed, been cancelled or forfeited	—	—	—	—	(4)	4	—	—	—
Accrued employee entitlement for unexercised awards net of tax	—	—	—	—	67	—	67	—	67
Dividends	—	—	—	—	—	(10,119)	(10,119)	(1,273)	(11,392)
Equity contributed net of tax	—	—	—	—	153	—	153	4	157

Balance as at 31 December 2021	1,283	1,057	(7)	—	2,426	46,028	50,787	4,135	54,922

1

As a result of the corporate structure unification on 31 January 2022, 2,112,071,796 fully paid ordinary shares in BHP Group Limited were issued to BHP Group Plc shareholders in a one for one exchange of their BHP Group Plc ordinary shares, resulting in BHP Group Limited becoming the sole parent of the Group with a single set of shareholders. This resulted in an increase in BHP Group Limited share capital, reduction of BHP Group Plc share capital to US$ nil and a reduction of the Group’s reserve balances.

The accompanying notes form part of this half year Financial Report.

BHP Results for the half year ended 31 December 2022

Notes to the Financial Statements

1.	Basis of preparation

This general purpose Financial Report for the half year ended 31 December 2022 is unaudited and has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and AASB 134 ‘Interim Financial Reporting’ as issued by the Australian Accounting Standards Board (AASB) and the Australian Corporations Act 2001 as applicable to interim financial reporting. The general purpose Financial Report for the half year ended 31 December 2022 does not include all of the notes of the type normally included in an annual report. Accordingly, this report should be read in conjunction with the annual consolidated Financial Statements for the year ended 30 June 2022 and any public announcements made by the Group in accordance with the continuous disclosure obligations of the ASX Listing Rules.

Segment Reporting disclosures from IAS 34/AASB 134 ‘Interim Financial Reporting’ have been disclosed within the Segment summary on page 15 outside of this Financial Report.

The half year Financial Statements have been prepared on a basis of accounting policies and methods of computation consistent with those applied in the 30 June 2022 annual consolidated Financial Statements contained within the Annual Report of the Group with the exception of the adoption of an amendment to IAS 16/AASB 116 ‘Property, Plant and Equipment’ which became effective from 1 July 2022. The impact of this amendment is described below. A number of other accounting standards and interpretations have been issued, and will be applicable in future periods. While these remain subject to ongoing assessment, no significant impacts have been identified to date. These standards have not been applied in the preparation of these half year Financial Statements.

All amounts are expressed in US dollars unless otherwise stated. The Group’s presentation currency and the functional currency of the majority of its operations is US dollars as this is the principal currency of the economic environment in which it operates. Amounts in this Financial Report have, unless otherwise indicated, been rounded to the nearest million dollars.

The Directors have made an assessment of the Group’s ability to continue as a going concern for the 12 months from the date of this report and consider it appropriate to adopt the going concern basis of accounting in preparing the half year Financial Statements.

Impact of new and amended standards and interpretations

On 1 July 2022, the Group adopted an amendment to IAS 16/AASB 116 ‘Property, Plant and Equipment’ that requires an entity to recognise the sales proceeds from selling items produced while preparing property, plant and equipment for its intended use, and the related cost, in profit or loss, instead of deducting the amounts received from the cost of the asset.

The amendment applies retrospectively to items of property, plant and equipment made available for use on or after 1 July 2020. However, no significant impacts have been identified in respect of the years ended 30 June 2021 and 30 June 2022 and, as such, comparative period financial information has not been restated.

Financial Report

2.	Exceptional items

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Financial Statements. Such items included within the Group’s profit for the half year are detailed below.

Half year ended 31 December 2022	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Samarco dam failure	(142)	2	(140)

Total	(142)	2	(140)

Attributable to non-controlling interests	—	—	—
Attributable to BHP shareholders	(142)	2	(140)

Samarco Mineração SA (Samarco) dam failure

The loss of US$140 million (after tax) relates to the Samarco dam failure, which occurred in November 2015, and comprises the following:

Half year ended 31 December 2022	US$M
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(47)
Profit from equity accounted investments, related impairments and expenses:
Samarco impairment expense	—
Samarco Germano dam decommissioning	31
Samarco dam failure provision	(13)
Fair value change on forward exchange derivatives	109
Net finance costs	(222)
Income tax benefit	2

Total[1]	(140)

1	Refer to note 9 ‘Significant events – Samarco dam failure’ for further information.

The exceptional items relating to the half year ended 31 December 2021 and the year ended 30 June 2022 are detailed below.

Half year ended 31 December 2021	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Samarco dam failure	(822)	1	(821)
Impairment of US deferred tax assets	—	(423)	(423)

Total	(822)	(422)	(1,244)

Attributable to non-controlling interests	—	—	—
Attributable to BHP shareholders	(822)	(422)	(1,244)

Year ended 30 June 2022	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Samarco dam failure	(1,032)	(31)	(1,063)
Impairment of US deferred tax assets	—	(423)	(423)
Corporate structure unification costs	(428)	—	(428)
BHP Mitsui Coal (BMC) gain on disposal	840	—	840

Total	(620)	(454)	(1,074)

Attributable to non-controlling interests	—	—	—
Attributable to BHP shareholders	(620)	(454)	(1,074)

BHP Results for the half year ended 31 December 2022

3.	Interests in associates and joint venture entities

The Group’s major shareholdings in associates and joint venture entities, including their profit/(loss), are listed below:

	Ownership interest at the Group’s reporting date			Profit/(loss) from equity accounted investments, related impairments and expenses
	31 Dec 2022%	31 Dec 2021%	30 June 2022%	Half year ended 31 Dec 2022 US$M	Half year ended 31 Dec 2021 US$M	Year ended 30 June 2022 US$M
Share of profit/(loss) of equity accounted investments:
Compañia Minera Antamina SA	33.75	33.75	33.75	185	381	720
Samarco Mineração SA1	50.00	50.00	50.00	—	—	—
Other				(32)	(33)	(63)

Share of profit of equity accounted investments				153	348	657

Samarco dam failure provision[1]				(13)	(539)	(663)

Samarco Germano dam decommissioning[1]				31	49	68

Fair value change on forward exchange derivatives[1]				109	(212)	(81)

Profit/(loss) from equity accounted investments, related impairments and expenses				280	(354)	(19)

1	Refer to note 9 ‘Significant events – Samarco dam failure’ for further information.

4.	Net finance costs

	Half year ended 31 Dec 2022 US$M	Half year ended 31 Dec 2021 US$M	Year ended 30 June 2022 US$M
Financial expenses
Interest expense using the effective interest rate method:
Interest on bank loans, overdrafts and all other borrowings	487	230	491
Interest capitalised at 5.20% (31 December 2021: 2.48%; 30 June 2022: 2.90%)[1]	(114)	(49)	(113)
Interest on lease liabilities	62	63	119
Discounting on provisions and other liabilities	613	243	645
Other gains and losses:
Fair value change on hedged loans	(754)	(245)	(1,286)
Fair value change on hedging derivatives	659	218	1,277
Exchange variations on net debt	(90)	(83)	(99)
Other	—	—	16

Total financial expenses	863	377	1,050

Financial income
Interest income	(211)	(25)	(81)

Net finance costs	652	352	969

1

Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings.

Financial Report

5.	Income tax expense

	Half year ended 31 Dec 2022 US$M	Half year ended 31 Dec 2021 US$M	Year ended 30 June 2022 US$M
Total taxation expense comprises:
Current tax expense	2,738	4,184	10,673
Deferred tax expense	317	775	64

	3,055	4,959	10,737

	Half year ended 31 Dec 2022 US$M	Half year ended 31 Dec 2021 US$M	Year ended 30 June 2022 US$M
Factors affecting income tax expense for the year
Income tax expense differs to the standard rate of corporation tax as follows:
Profit before taxation	10,181	14,493	33,137

Tax on profit at Australian prima facie tax rate of 30 per cent	3,054	4,348	9,941

Non-tax effected operating losses and capital gains[1]	162	709	1,087
Tax on remitted and unremitted foreign earnings	37	344	441
Foreign exchange adjustments	11	(91)	(233)
Amounts over provided in prior years	(5)	(17)	(80)
Recognition of previously unrecognised tax assets	(28)	(195)	(3)
Tax effect of (profit)/loss from equity accounted investments, related impairments and expenses[2]	(52)	42	(19)
Impact of tax rates applicable outside of Australia	(189)	(411)	(801)
Other	48	104	97

Income tax expense	3,038	4,833	10,430

Royalty-related taxation (net of income tax benefit)	17	126	307

Total taxation expense	3,055	4,959	10,737

1

Includes the tax impacts related to the exceptional impairments of US deferred tax assets in the half year ended 31 December 2021 and the year ended 30 June 2022. Refer to note 2 ‘Exceptional Items’ for further information.

2

The (profit)/loss from equity accounted investments and related expenses is net of income tax, with the exception of the Samarco forward exchange derivatives described in note 9 ‘Significant events – Samarco dam failure’. This item removes the prima facie tax effect on such profits and related expenses, excluding the impact of the Samarco forward exchange derivatives which are taxable.

BHP Results for the half year ended 31 December 2022

6.	Earnings per share

	Half year ended 31 Dec 2022 US$M	Half year ended 31 Dec 2021 US$M	Year ended 30 June 2022 US$M
Earnings attributable to BHP shareholders (US$M)[1]
- Continuing operations	6,457	8,471	20,245
- Total	6,457	9,443	30,900
Weighted average number of shares (Million)
- Basic[2]	5,064	5,061	5,061
- Diluted[3]	5,073	5,072	5,071
Basic earnings per ordinary share (US cents)[4]
- Continuing operations	127.5	167.4	400.0
- Total	127.5	186.6	610.6
Diluted earnings per ordinary share (US cents)[4]
- Continuing operations	127.3	167.0	399.2
- Total	127.3	186.2	609.3
Headline earnings per ordinary share (US cents)[5]
- Basic	127.9	185.6	439.0
- Diluted	127.7	185.2	438.1

1	Diluted earnings attributable to BHP shareholders are equal to earnings attributable to BHP shareholders.
2

Prior to the unification of BHP’s corporate structure, the calculation of the number of ordinary shares used in the computation of basic earnings per share was the aggregate of the weighted average number of ordinary shares of BHP Group Limited and BHP Group Plc outstanding during the period after deduction of the number of shares held by the Billiton Employee Share Ownership Trust and the BHP Billiton Limited Employee Equity Trust. Effective from 31 January 2022, the aggregate of the weighted average number of ordinary shares of only BHP Group Limited is considered in the computation of basic earnings per share.

3

For the purposes of calculating diluted earnings per share, the effect of 9 million dilutive shares has been taken into account for the half year ended 31 December 2022 (31 December 2021: 11 million shares; 30 June 2022: 10 million shares). The Group’s only potential dilutive ordinary shares are share awards granted under employee share ownership plans. Diluted earnings per share calculation excludes instruments which are considered antidilutive. At 31 December 2022, there are no instruments which are considered antidilutive (31 December 2021: nil; 30 June 2022: nil).

4	Each American Depositary Share (ADS) represents twice the earnings for BHP Group Limited ordinary shares.
5	Headline earnings is a Johannesburg Stock Exchange defined performance measure and is reconciled from earnings attributable to ordinary shareholders as follows:

	Half year ended 31 Dec 2022 US$M	Half year ended 31 Dec 2021 US$M	Year ended 30 June 2022 US$M
Earnings attributable to BHP shareholders	6,457	9,443	30,900
Adjusted for:
Loss/(gain) on sales of PP&E, Investments and Operationsi	2	(110)	(95)
Impairments of property, plant and equipment, financial assets and intangibles	21	38	515
Gain on disposal of BHP Mitsui Coal	—	—	(840)
Gain on merger of Petroleum	—	—	(8,167)
Tax effect of above adjustments	(1)	23	(97)

Subtotal of adjustments	22	(49)	(8,684)

Headline earnings	6,479	9,394	22,216

Diluted headline earnings	6,479	9,394	22,216

i	Included in other income.

Financial Report

7.	Dividends

	Half year ended 31 Dec 2022		Half year ended 31 Dec 2021		Year ended 30 June 2022
	Per share US cents	Total US$M	Per share US cents	Total US$M	Per share US cents	Total US$M
Dividends paid during the period
Prior year final dividend	175.0	8,858	200.0	10,119	200.0	10,119
Interim dividend	N/A	—	N/A	—	150.0	7,601

	175.0	8,858	200.0	10,119	350.0	17,720

Dividends paid during the period differs from the amount of dividends paid in the Consolidated Cash Flow Statement as a result of foreign exchange gains and losses relating to the timing of equity distributions between the record date and the payment date. An additional derivative settlement of US$209 million was made as part of the funding of the final dividend and is disclosed in ‘Proceeds of cash management related instruments’ in the Consolidated Cash Flow Statement.

Each American Depositary Share represents two ordinary shares of BHP Group Limited. Dividends determined on each ADS represent twice the dividend determined on BHP Group Limited ordinary shares.

Dividends are determined after period-end and contained within the announcement of the results for the period. Interim dividends are determined in February and paid in March. Final dividends are determined in August and paid in September. Dividends determined are not recorded as a liability at the end of the period to which they relate. Subsequent to the half year, on 21 February 2023, BHP Group Limited determined an interim ordinary dividend of 90 US cents per share (US$4,559 million), which will be paid on 30 March 2023 (31 December 2021: interim dividend of 150 US cents per share – US$7,593 million; 30 June 2022: final dividend of 175 US cents per share – US$8,857 million).

BHP Group Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

BHP Results for the half year ended 31 December 2022

8.	Financial risk management – Fair values

Recognition and measurement

All financial assets and financial liabilities, other than derivatives and trade receivables, are initially recognised at the fair value of consideration paid or received, net of transaction costs as appropriate. Financial assets are initially recognised on their trade date.

Financial assets are subsequently carried at fair value or amortised cost based on:

•	the Group’s purpose, or business model, for holding the financial asset;

•	whether the financial asset’s contractual terms give rise to cash flows that are solely payments of principal and interest.

The resulting Financial Statements classifications of financial assets can be summarised as follows:

Contractual cash flows	Business model	Category
Solely principal and interest	Hold in order to collect contractual cash flows	Amortised cost
Solely principal and interest	Hold in order to collect contractual cash flows and sell	Fair value through other comprehensive income
Solely principal and interest	Hold in order to sell	Fair value through profit or loss
Other	Any of those mentioned above	Fair value through profit or loss

Solely principal and interest refers to the Group receiving returns only for the time value of money and the credit risk of the counterparty for financial assets held. The main exceptions for the Group are provisionally priced receivables and derivatives which are measured at fair value through the profit or loss under IFRS 9/AASB 9 ‘Financial Instruments’.

The Group has the intention of collecting payment directly from its customers in most cases, however the Group also participates in receivables financing programs in respect of selected customers. Receivables in these portfolios which are classified as ‘hold in order to sell’, are provisionally priced receivables and are therefore held at fair value through profit or loss prior to sale to the financial institution.

With the exception of derivative contracts and provisionally priced trade payables which are carried at fair value through profit or loss, the Group’s financial liabilities are classified as subsequently measured at amortised cost.

The Group may in addition elect to designate certain financial assets or liabilities at fair value through profit or loss or to apply hedge accounting where they are not mandatorily held at fair value through profit or loss.

Fair value measurement

The carrying amount of financial assets and liabilities measured at fair value is principally calculated based on inputs other than quoted prices that are observable for these financial assets or liabilities, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices). Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Group’s views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates.

The inputs used in fair value calculations are determined by the Group’s relevant subject matter experts, who operate under a defined set of accountabilities authorised by the Executive Leadership Team. Movements in the fair value of financial assets and liabilities may be recognised through the income statement or in other comprehensive income according to the designation of the underlying instrument.

For financial assets and liabilities carried at fair value, the Group uses the following to categorise the inputs to the valuation method used based on the lowest level input that is significant to the fair value measurement as a whole:

IFRS 13 Fair value hierarchy	Level 1	Level 2	Level 3
Valuation inputs	Based on quoted prices (unadjusted) in active markets for identical financial assets and liabilities.	Based on inputs other than quoted prices included within Level 1 that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).	Based on inputs not observable in the market using appropriate valuation models, including discounted cash flow modelling.

Financial Report

Financial assets and liabilities

The financial assets and liabilities are presented by class in the table below at their carrying amounts.

	IFRS 13 Fair value hierarchy Level[1]	IFRS 9 Classification	31 Dec 2022 US$M	30 June 2022 US$M
Current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	—	—
Current other derivative contracts	2	Fair value through profit or loss	146	326
Current other financial assets	—	Amortised cost	—	100
Current other investments[3]	1,2	Fair value through profit or loss	329	203
Non-current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	167	136
Non-current other derivative contracts	2	Fair value through profit or loss	26	16
Non-current other financial assets[4]	3	Fair value through profit or loss	238	273
Non-current investment in shares	1,3	Fair value through other comprehensive income	178	138
Non-current other investments[3]	1,2	Fair value through profit or loss	261	239

Total other financial assets			1,345	1,431
Cash and cash equivalents		Amortised cost	9,605	17,236
Trade and other receivables[5]		Amortised cost	1,293	1,674
Provisionally priced trade receivables	2	Fair value through profit or loss	2,960	3,478

Total financial assets			15,203	23,819

Non-financial assets			72,621	71,347

Total assets			87,824	95,166

Current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	205	358
Current other derivative contracts	2	Fair value through profit or loss	101	118
Current other financial liabilities[6]		Amortised cost	70	103
Non-current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	2,025	1,466
Non-current other derivative contracts	2	Fair value through profit or loss	38	31
Non-current other financial liabilities[6]		Amortised cost	435	500

Total other financial liabilities			2,874	2,576
Trade and other payables[7]		Amortised cost	4,149	5,223
Provisionally priced trade payables	2	Fair value through profit or loss	652	1,385
Bank loans[8]		Amortised cost	2,460	2,472
Notes and debentures[8]		Amortised cost	9,546	11,363
Lease liabilities			2,694	2,576
Other[8]		Amortised cost	1	17

Total financial liabilities			22,376	25,612

Non-financial liabilities			18,896	20,788

Total liabilities			41,272	46,400

1

All of the Group’s financial assets and financial liabilities recognised at fair value were valued using market observable inputs categorised as Level 2 unless specified otherwise in the following footnotes.

2

Cross currency and interest rate swaps are valued using market data including interest rate curves and foreign exchange rates . A discounted cash flow approach is used to derive the fair value of cross currency and interest rate swaps at the reporting date.

3

Includes investments held by BHP Foundation which are restricted and not available for general use by the Group of US$277 million (30 June 2022: US$252 million) of which other investments (mainly US Treasury Notes) of US$135 million is categorised as Level 1 (30 June 2022: US$119 million).

4	Includes receivables contingent on outcome of future events relating to mining and regulatory approvals of US$238 million (30 June 2022: $233 million).

5	Excludes input taxes of US$412 million (30 June 2022: US$427 million) included in other receivables.

6	Includes the discounted settlement liability in relation to the cancellation of power contracts at the Group’s Escondida operations.

7	Excludes input taxes of US$81 million (30 June 2022: US$79 million) included in other payables.

8	All interest bearing liabilities, excluding lease liabilities, are unsecured.

BHP Results for the half year ended 31 December 2022

The carrying amounts in the table above generally approximate to fair value. In the case of US$534 million (30 June 2022: US$3,018 million) of fixed rate debt not swapped to floating rate, the fair value at 31 December 2022 was US$548 million (30 June 2022: US$3,126 million). The fair value is determined using a method that can be categorised as Level 2 and uses inputs based on benchmark interest rates, alternative market mechanisms or recent comparable transactions.

For financial instruments that are carried at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the fair value hierarchy by reassessing categorisation at the end of each reporting period. There were no transfers between categories during the period.

Interest Rate Benchmark Reform

The London Interbank Offered Rate (LIBOR) and other benchmark interest rates are being replaced by alternative risk-free rates (ARR) as part of inter-bank offer rate (IBOR) reform. Sterling LIBOR ceased to be published on 1 January 2022 and USD LIBOR will no longer be published after 30 June 2023.

Amendments to IFRS 9/AASB 9 ‘Financial Instruments’, IFRS 7/AASB 7 ‘Financial Instruments: Disclosures’ and IFRS 16/AASB 16 ‘Leases’ in relation to IBOR reform early adopted by the Group in previous periods impact the Group’s cross currency and interest rate swaps, which prior to IBOR reform referenced the US LIBOR benchmark, and the associated hedge accounting.

These amendments provide relief from applying certain hedge accounting requirements to hedging arrangements directly impacted by IBOR reform. In particular, where changes to the Group’s instruments arise solely as a result of IBOR reform and do not change the economic substance of the Group’s arrangements, the Group is able to maintain its existing hedge relationships and accounting.

During the half year ended 31 December 2022, the Group actively transitioned all impacted cross currency and interest rate swaps from US LIBOR to the alternative, widely adopted Secured Overnight Financing Rate (SOFR) benchmark. As the transition resulted solely from IBOR reform, the Group has applied the relief available in IFRS 9/AASB 9 ‘Financial Instruments’ and continues to apply hedge accounting to its hedging arrangements, including accounting for ineffectiveness.

The Group does not hold any material lease arrangements that contain reference to existing benchmarks and as a result there is no material impact on lease liabilities or right-of-use assets at 31 December 2022.

Financial Report

9.	Significant events – Samarco dam failure

As a result of the Samarco dam failure on 5 November 2015, BHP Billiton Brasil Ltda (BHP Brasil) and other Group entities continue to incur costs and maintain liabilities for future costs. The information presented in this note should be read in conjunction with section 8 ‘Samarco’ and Financial Statements note 4 ‘Significant events – Samarco dam failure’ in the 30 June 2022 Annual Report.

The financial impacts of the Samarco dam failure on the Group’s income statement, balance sheet and cash flow statement for the half year ended 31 December 2022 are shown below and have been treated as an exceptional item.

Financial impacts of Samarco dam failure	Half year ended 31 Dec 2022 US$M	Half year ended 31 Dec 2021 US$M	Year ended 30 June 2022 US$M
Income statement
Other income[1]	—	—	—
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure[2]	(47)	(27)	(66)
Profit/(loss) from equity accounted investments, related impairments and expenses:
Samarco impairment expense[3]	—	—	—
Samarco Germano dam decommissioning[4]	31	49	68
Samarco dam failure provision[5]	(13)	(539)	(663)
Fair value change on forward exchange derivatives[6]	109	(212)	(81)

Profit/(loss) from operations	80	(729)	(742)
Net finance costs[7]	(222)	(93)	(290)

Loss before taxation	(142)	(822)	(1,032)
Income tax benefit/(expense)	2	1	(31)

Loss after taxation	(140)	(821)	(1,063)

Balance sheet movement
Trade and other payables	—	3	(1)
Derivatives	83	(202)	(160)
Tax liabilities	2	1	(31)
Provisions	135	(327)	(629)

Net liabilities	220	(525)	(821)

	Half year ended 31 Dec 2022 US$M	Half year ended 31 Dec 2021 US$M	Year ended 30 June 2022 US$M
Cash flow statement
Loss before taxation	(142)	(822)	(1,032)
Adjustments for:
Samarco impairment expense[3]	—	—	—
Samarco Germano dam decommissioning[4]	(31)	(49)	(68)
Samarco dam failure provision[5]	13	539	663
Fair value change on forward exchange derivatives[6]	(109)	212	81
Proceeds/(settlements) of cash management related instruments	26	(10)	79
Net finance costs[7]	222	93	290
Changes in assets and liabilities:
Trade and other payables	—	(3)	1

Net operating cash flows	(21)	(40)	14

Net investment and funding of equity accounted investments[8]	(339)	(256)	(256)

Net investing cash flows	(339)	(256)	(256)

Net decrease in cash and cash equivalents	(360)	(296)	(242)

1	Proceeds from insurance settlements.

2	Includes legal and advisor costs incurred.

3	Impairment expense from working capital funding provided during the period.

4

US$(33) million (31 December 2021: US$25 million; 30 June 2022: US$(56) million) change in estimate and US$2 million (31 December 2021: US$24 million; 30 June 2022: US$(12) million) exchange translation.

5	US$ nil (31 December 2021: US$(806) million; 30 June 2022: US$747 million) change in estimate and US$13 million (31 December 2021: US$267 million; 30 June 2022: US$(84) million) exchange translation.

6

The Group enters into forward exchange contracts to limit the Brazilian reais exposure on the dam failure provisions. While not applying hedge accounting, the fair value changes in the forward exchange instruments are recorded within Profit/(loss) from equity accounted investments, related impairments and expenses in the Income Statement.

7	Amortisation of discounting of provision.

8

Includes US$ nil (31 December 2021: US$ nil; 30 June 2022: US$ nil) working capital funding provided during the period, US$(339) million (31 December 2021: US$(256) million; 30 June 2022: US$(256) million) utilisation of the Samarco dam failure provision and US$ nil (31 December 2021: US$ nil; 30 June 2022: US$ nil) utilisation of the Samarco Germano decommissioning provision.

BHP Results for the half year ended 31 December 2022

Equity accounted investment in Samarco

BHP Brasil’s investment in Samarco remains at US$ nil. No dividends have been received by BHP Brasil from Samarco during the period and Samarco currently does not have profits available for distribution.

Provisions related to the Samarco dam failure

	31 Dec 2022 US$M	30 June 2022 US$M
At the beginning of the reporting period	3,421	2,792
Movement in provisions	(135)	629
Comprising:
Utilised	(339)	(256)
Adjustments charged to the income statement:
Change in estimate - Samarco dam failure provision	—	747
Change in estimate - Samarco Germano dam decommissioning	(33)	(56)
Amortisation of discounting impacting net finance costs	222	290
Exchange translation	15	(96)

At the end of the reporting period	3,286	3,421

Comprising:
Current	1,950	1,815
Non-current	1,336	1,606

At the end of the reporting period	3,286	3,421

Comprising:
Samarco dam failure provision	3,122	3,237
Samarco Germano dam decommissioning provision	164	184

Provision for Samarco dam failure

On 2 March 2016, BHP Brasil, Samarco and Vale, entered into a Framework Agreement with the Federal Government of Brazil, the states of Espírito Santo and Minas Gerais and certain other public authorities to establish a foundation (Fundação Renova) to develop and execute environmental and socio-economic programs (Programs) to remediate and provide compensation for the damages caused by the Samarco dam failure (the Framework Agreement). Key Programs include those for financial assistance and compensation of impacted persons, including fisherfolk impacted by the dam failure, and those for remediation of impacted areas and resettlement of impacted communities. A committee (the Interfederative Committee) comprising representatives from the Brazilian Federal and State Governments, local municipalities, environmental agencies, impacted communities and Public Defence Office oversees the activities of the Fundação Renova in order to monitor, guide and assess the progress of the actions agreed in the Framework Agreement.

In addition, the Federal Court is supervising the work of the Fundação Renova and the Court’s decisions, including decisions relating to the scope of individuals eligible for compensation and the amount of damages to which they are entitled, have been considered in the Samarco dam failure provision change in estimate. Any future decisions will be analysed for impacts on the provision at the time of any decision and the provision may be impacted in future reporting periods as a result of appeals and motions for clarification on certain Court decisions that remain outstanding.

To the extent that Samarco does not meet its Renova funding obligations during the 15 year term of the Framework Agreement, each of BHP Brasil and Vale have secondary funding obligations under the Framework Agreement in proportion to its 50 per cent shareholding in Samarco.

Samarco began to gradually recommence operations in December 2020, however, there remains significant uncertainty regarding Samarco’s future cash flow generation and the outcome of the Judicial Reorganisation (outlined below). In light of these uncertainties and based on currently available information, BHP Brasil’s provision for its obligations under the Framework Agreement Programs is US$3.1 billion before tax and after discounting at 31 December 2022 (30 June 2022: US$3.2 billion).

Under a Governance Agreement ratified on 8 August 2018, BHP Brasil, Samarco and Vale were to establish a process to renegotiate the Programs over two years to progress settlement of the R$155 billion (approximately US$30 billion) Federal Public Prosecution Office claim (described below). Pre-requisites established in the Governance Agreement, for re-negotiation of the Framework Agreement were not implemented during the two year period and on 30 September 2020, Brazilian Federal and State prosecutors and public defenders filed a request for the immediate resumption of the R$155 billion (approximately US$30 billion) claim, which was suspended from the date of ratification of the Governance Agreement. The claim was suspended again after the parties to the claim agreed to continue the suspension on 19 March 2021. Formal suspension of the claim ceased on 10 December 2021, however no further material rulings have been made.

Financial Report

BHP Brasil, Samarco, Vale and Federal and State prosecutors have been engaging in negotiations to seek a definitive and substantive settlement of the obligations under the Framework Agreement and the R$155 billion (approximately US$30 billion) Federal Public Prosecution Office claim. The negotiations are currently ongoing. Outcomes of the negotiations are highly uncertain and, until any revisions to the Programs are agreed, Fundação Renova will continue to implement the Programs in accordance with the terms of the Framework Agreement and the Governance Agreement.

BHP Brasil, Samarco and Vale maintain security, as required by the Governance Agreement, with the security currently comprising insurance bonds and a charge over Samarco’s assets.

Samarco Germano dam decommissioning

Samarco is currently progressing plans for the accelerated decommissioning of its upstream tailings dams (the Germano dam complex). Given the uncertainties surrounding Samarco’s long-term cash flow generation, BHP Brasil’s provision for a 50 per cent share of the expected Germano decommissioning costs is US$164 million at 31 December 2022 (30 June 2022: US$184 million). While the decommissioning is progressing well, further engineering work may be necessary and required validation by Brazilian authorities could lead to changes to estimates in future reporting periods.

Contingent liabilities

The following matters are disclosed as contingent liabilities and given the status of proceedings it is not possible to provide a range of possible outcomes or a reliable estimate of potential future exposures for BHP, unless otherwise stated. Ultimately, all the legal matters disclosed as contingent liabilities could have a material adverse impact on BHP’s business, competitive position, cash flows, prospects, liquidity and shareholder returns.

Federal Public Prosecution Office claim

BHP Brasil is among the defendants named in a claim brought by the Federal Public Prosecution Office on 3 May 2016, seeking R$155 billion (approximately US$30 billion) for reparation, compensation and moral damages in relation to the Samarco dam failure.

The Federal Court previously suspended the Federal Public Prosecution Office claim, including a R$7.7 billion (approximately US$1.5 billion) injunction request. On 30 September 2020, Brazilian Federal and State prosecutors and public defenders filed a request for the immediate resumption of the R$155 billion (approximately US$30 billion) claim, which was suspended from the date of ratification of the Governance Agreement. Formal suspension of the claim ceased on 10 December 2021, however no further material rulings have been made.

BHP Brasil, Samarco, Vale and Federal and State prosecutors have been engaging in negotiations to seek a definitive and substantive settlement of the obligations under the Framework Agreement and the R$155 billion (approximately US$30 billion) Federal Public Prosecution Office claim. The negotiations are currently ongoing. Outcomes of the negotiations are highly uncertain and it is therefore not possible to provide a range of outcomes or a reliable estimate of potential outcomes and there is a risk that a negotiated outcome may be materially higher than amounts currently reflected in the Samarco dam failure provision.

Australian class action complaints

BHP Group Ltd is named as a defendant in a shareholder class action filed in the Federal Court of Australia on behalf of persons who acquired shares in BHP Group Ltd on the Australian Securities Exchange or shares in BHP Group Plc on the London Stock Exchange and Johannesburg Stock Exchange in periods prior to the Samarco dam failure. The amount of damages sought is unspecified.

United Kingdom group action complaint

BHP Group (UK) Ltd (former BHP Group Plc) and BHP Group Ltd were named as defendants in group action claims for damages filed in the courts of England. These claims were filed on behalf of certain individuals, governments, businesses and communities in Brazil allegedly impacted by the Samarco dam failure. The amount of damages sought in these claims is unspecified. In August 2019, the BHP parties filed a preliminary application to strike out or stay this action on jurisdictional and other procedural grounds. That application was successful before the High Court and the action was dismissed. However, on 8 July 2022, the Court of Appeal reversed the dismissal decision and allowed the action to proceed in England. The BHP defendants have sought permission to appeal to the Supreme Court of the United Kingdom and await a decision from the Supreme Court on their permission application.

BHP Results for the half year ended 31 December 2022

On 2 December 2022, the BHP defendants filed their defence and a contribution claim against Vale. The contribution claim contends that if BHP’s defence is not successful and they are ordered to pay damages to the claimants, Vale should contribute to any amount payable.

Criminal charges

The Federal Prosecutors’ Office has filed criminal charges against BHP Brasil, Samarco and Vale and certain employees and former employees of BHP Brasil (Affected Individuals) in the Federal Court of Ponte Nova, Minas Gerais. On 3 March 2017, BHP Brasil filed its preliminary defences. The Federal Court terminated the charges against eight of the Affected Individuals. The Federal Prosecutors’ Office has appealed seven of those decisions with hearings of the appeals still pending. BHP Brasil rejects outright the charges against the company and the Affected Individuals and is defending itself from all charges while fully supporting each of the Affected Individuals in their defence of the charges.

Civil public action commenced by Associations concerning the use of Tanfloc for water treatment

The Vila Lenira Residents Association, State of Espirito Santo Rural Producers and Artisans Association, Colatina Velha Neighbourhood Residents Association, and United for the Progress of Palmeiras Neighbourhood Association have filed a lawsuit against Samarco, BHP Brasil and Vale and others, including the State of Minas Gerais, the State of Espirito Santo and the Federal Government. The plaintiffs allege that the defendants carried out a clandestine study on the citizens of the locations affected by the Fundão’s Dam Failure, using TANFLOC – a tannin-based flocculant/coagulant – that is currently used for wastewater treatment applications. The plaintiffs claim that this product allegedly put the population at risk due to its alleged experimental qualities.

The plaintiffs are seeking multiple kinds of relief – material damages, moral damages, loss of profits – and that the defendants should pay for water supply in all locations where there is no water source other than the Doce River.

On 25 July 2022, Samarco, BHP Brasil and Vale presented their defences individually, as well as the State of Minas Gerais, the State of Espirito Santo and the Federal Government. The Court’s decision is still pending.

Other claims

BHP Brasil is among the companies named as defendants in a number of legal proceedings initiated by individuals, non-governmental organisations (NGOs), corporations and governmental entities in Brazilian Federal and State courts following the Samarco dam failure. The other defendants include Vale, Samarco and Fundação Renova. The lawsuits include claims for compensation, environmental remediation and violations of Brazilian environmental and other laws, among other matters. The lawsuits seek various remedies including reparation costs, compensation to injured individuals and families of the deceased, recovery of personal and property losses, moral damages and injunctive relief. In addition, government inquiries and investigations relating to the Samarco dam failure have been commenced by numerous agencies of the Brazilian government and are ongoing.

Additional lawsuits and government investigations relating to the Samarco dam failure could be brought against BHP Brasil and possibly other BHP entities in Brazil or other jurisdictions.

BHP insurance

BHP has various third party general liability and directors and officers insurances for claims related to the Samarco dam failure made directly against BHP Brasil or other BHP entities, their directors and officers, including class actions. External insurers have been notified of the Samarco dam failure along with the third party claims and class actions referred to above. Recoveries related to general liability insurance are now considered complete. As at 31 December 2022, an insurance receivable has not been recognised for any potential recoveries in respect of ongoing matters.

Commitments

Under the terms of the Samarco joint venture agreement, BHP Brasil does not have an existing obligation to fund Samarco.

BHP has agreed to fund a total of up to US$915 million for the Fundação Renova programs during calendar year 2023. Any additional requests for funding or future investment provided would be subject to a future decision by BHP, accounted for at that time. To the extent that Samarco does not meet its Fundação funding obligations, each of BHP Brasil and Vale has funding obligations under the Framework Agreement in proportion to its 50 per cent shareholding in Samarco.

Financial Report

Samarco judicial reorganisation

Samarco filed for Judicial Reorganisation (JR) in April 2021, with the Commercial Courts of Belo Horizonte, State of Minas Gerais, Brazil (JR Court), after multiple enforcement actions taken by certain financial creditors of Samarco which threatened Samarco’s operations. The JR is an insolvency proceeding with a means for Samarco to seek to restructure its financial debts and establish a sustainable financial position that allows Samarco to continue to rebuild its operations and strengthen its ability to meet its Fundação Renova related funding obligations. Samarco’s operations have continued during the JR proceeding.

According to the list of creditors filed with the JR Court by the Judicial Administrators (who are in charge of a first review of the list of creditors filed by Samarco), Fundação Renova’s funding obligations undertaken by Samarco are not subject to the JR, although some financial creditors of Samarco have objected to this position. Some of such creditors filed challenges to the list of creditors filed by the Judicial Administrators, in order to, among other things, prevent Samarco from funding Fundação Renova. In December 2021, the Federal Court granted BHP Brasil’s request that Samarco be able to fund Fundação Renova obligations, overturning a temporary injunction against such funding previously granted by the State Court of Appeals of Minas Gerais (State Court) in October 2021. BHP Brasil also obtained a preliminary injunction from the Superior Court of Justice supporting the jurisdiction of the Federal Court, and not the State Court, in this specific matter. An appeal on the merits against this ruling by certain financial creditors is still to be ruled upon. Samarco has, with the support of BHP Brasil and Vale, continued to meet its Fundação Renova funding obligations.

In April 2022, Samarco presented a restructure proposal for voting at a meeting of its creditors (GMC) under the JR proceeding, which was rejected by certain of the Samarco financial creditors. Samarco, BHP Brasil and Vale subsequently each filed objections with the JR Court against the voting process regarding the rejection of the Samarco proposal. The Samarco financial creditors and Samarco’s employee unions then proposed alternative restructure proposals, which remain subject to ongoing consideration, including a legality check from the Judicial Administrators and the JR Court.

In August 2022, Samarco, BHP Brasil, Vale and certain financial creditors took part in a court sanctioned mediation process, however an agreement was unable to be reached.

In October 2022, the JR Court issued a ruling that extended the so-called stay period until April 2023, which provides Samarco with protection from enforcement actions by its creditors.

In November 2022, the JR Court issued rulings regarding various legal matters in the JR process. One ruling rejected the claims by certain financial creditors and the State Prosecutors of Minas Gerais (MPMG) that the corporate veil of Samarco should be pierced and that BHP Brasil and Vale should be held liable for the debts of Samarco that are subject to the JR. The MPMG has appealed this JR Court ruling. The JR Court also held that BHP Brasil and Vale are unable to vote their claims at a GMC and that employees unions and certain financial creditors are also unable to vote their claims at a GMC in relation to the respective restructure plans that they each proposed. Certain financial creditors have appealed this JR Court ruling. In addition, the JR Court dismissed certain motions filed by Samarco, BHP Brasil and Vale and hence confirmed the outcome of the GMC held in April 2021; that the Samarco restructure proposal is rejected. The parties are able to appeal these decisions to the State Court.

It is expected that there will be continuing litigation from financial creditors against Samarco and its shareholders over the course of the JR proceeding, including with respect to the treatment of Samarco’s Fundação Renova-related obligations and continued attempts to pierce Samarco’s corporate veil to hold BHP Brasil and Vale liable for Samarco’s debts. The duration and outcome of the JR remains uncertain with the potential for protracted litigation and appeals because, among other things, the Samarco JR is occurring under new and untested Brazilian bankruptcy legislation.

While the JR is not expected to affect Samarco’s obligation or commitment to make full redress for the 2015 Fundão dam failure, and is not expected to impact Fundação Renova’s ability to undertake that remediation and compensation, it is not possible to determine the outcomes of the JR or reliably estimate any impact that the reorganisation may have for BHP Brasil, including its share of the Samarco dam failure provisions.

BHP Results for the half year ended 31 December 2022

Key judgements and estimates

Judgements

The outcomes of litigation are inherently difficult to predict and significant judgement has been applied in assessing the likely outcome of legal claims and determining which legal claims require recognition of a provision or disclosure of a contingent liability. The facts and circumstances relating to these cases are regularly evaluated in determining whether a provision for any specific claim is required.

Management has determined that a provision can only be recognised for obligations under the Framework Agreement and Samarco Germano dam decommissioning as at 31 December 2022. It is not yet possible to provide a range of possible outcomes or a reliable estimate of potential future exposures to BHP in connection to the contingent liabilities noted above, given their status.

Estimates

The provision for the Samarco dam failure currently only reflects the Group’s estimate of the remaining costs to complete Programs under the Framework Agreement and requires the use of significant judgements, estimates and assumptions. Based on current estimates, it is expected that approximately 80 per cent of remaining costs for Programs under the Framework Agreement will be incurred by December 2024.

While the provisions have been measured based on the latest information available as at 31 December 2022, changes in facts and circumstances are likely in future reporting periods and may lead to revisions to these estimates. However, it is currently not possible to determine what facts and circumstances may change, therefore revisions in future reporting periods due to the key estimates and factors outlined below cannot be reliably measured.

The key estimates that may have a material impact upon the provisions in the next and future reporting periods include the:

•	number of people eligible for financial assistance and compensation and the corresponding amount of expected compensation; and

•	costs to complete key infrastructure programs.

The provision may also be affected by factors including but not limited to:

•

potential changes in scope of work and funding amounts required under the Framework Agreement including the impact of the decisions of the Interfederative Committee along with further technical analysis, community participation required under the Governance Agreement and rulings made by the Federal Court;

•	the outcome of ongoing negotiations with State and Federal Prosecutors, including review of Fundação Renova’s Programs as provided in the Governance Agreement;

•	actual costs incurred;

•	resolution of uncertainty in respect of the nature and extent of Samarco’s long term cash generation;

•	updates to discount and foreign exchange rates; and

•	the outcomes of Samarco’s judicial reorganisation.

In addition, the provision may be impacted by decisions in, or resolution of, existing and potential legal claims in Brazil and other jurisdictions, including the outcome of the United Kingdom group action complaint and the negotiations seeking a definitive and substantive settlement of the obligations under the Framework Agreement and the R$155 billion (approximately US$30 billion) Federal Public Prosecution Office claim.

Outcomes of the negotiations are highly uncertain and it is therefore not possible to provide a reliable estimate of potential outcomes.

Given these factors, future actual cash outflows may differ from the amounts currently provided and changes to any of the key assumptions and estimates outlined above could result in a material impact to the provision in the next and future reporting periods.

Financial Report

10.	Subsequent events

Other than the matters outlined elsewhere in this Financial Report, no matters or circumstances have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

BHP Results for the half year ended 31 December 2022

Directors’ Report

The Directors present their report together with the half year Financial Statements for the half year ended 31 December 2022 and the auditor’s review report thereon.

Review of Operations

A detailed review of the Group’s operated and non-operated assets, the results of those operations during the half year ended 31 December 2022 and likely future developments are given on pages 1 to 24. The Review of Operations has been incorporated into, and forms part of, this Directors’ Report.

Principal Risks and Uncertainties

The principal risks affecting the Group are described on pages 67 to 74 of the Group’s Annual Report for the year ended 30 June 2022 (a copy of which is available on the Group’s website at www.bhp.com) and are grouped into the categories of risks listed below. Our principal risks may occur as a result of our activities globally, including in connection with our operated and non-operated assets, third parties engaged by BHP or through our value chain. Our principal risks, individually or collectively, could threaten our viability, strategy, business model, future performance, solvency or liquidity and reputation. They could also materially and adversely affect the health and safety of our people or members of the public, the environment, the communities where we or our third-party partners operate, or the interests of our stakeholders, which could in each case, lead to litigation, regulatory investigation or enforcement action (including class actions or actions arising from contractual, legacy or other liabilities associated with divested assets), or a loss of stakeholder and/or investor confidence. There are no material changes in those risk factors for the first six months of this financial year except to the extent described in the ‘Outlook’ section.

•	Operational events: Risks associated with operational events in connection with our activities globally.

•	Accessing key markets: Risks associated with market concentration and our ability to sell and deliver products into existing and future key markets.

•

Optimising growth and portfolio returns: Risks associated with our ability to position our asset portfolio to generate returns and value for shareholders, including through acquisitions, mergers and divestments.

•

Significant social or environmental impacts: Risks associated with significant impacts of our operations on and contributions to communities and environments throughout the life cycle of our assets and across our value chain.

•

Inadequate business resilience: Risks associated with unanticipated or unforeseeable adverse events and a failure of planning and preparedness to respond to, manage and recover from adverse events (including potential physical impacts of climate change).

•	Low-carbon transition: Risks associated with the transition to a low-carbon economy.

•

Adopting technologies and maintaining digital security: Risks associated with adopting and implementing new technologies, and maintaining the effectiveness of our existing digital landscape (including cyber defences) across our value chain.

•

Ethical misconduct: Risks associated with actual or alleged deviation from societal or business expectations of ethical behaviour (including breaches of laws or regulations) and wider or cumulative organisational cultural failings.

Financial Report

Dividend

Full details of dividends are given on page 14.

Board of Directors

The Directors of BHP at any time during or since the end of the half year ended 31 December 2022 are:

Ken MacKenzie – Chairman since 1 September 2017 (a Director since 22 September 2016)

Mike Henry – an Executive Director since 1 January 2020

Terry Bowen – a Director since 1 October 2017

Malcolm Broomhead – a former Director from 31 March 2010 to 10 November 2022

Xiaoqun Clever – a Director since 1 October 2020

Ian Cockerill – a Director since 1 April 2019

Gary Goldberg – a Director since 1 February 2020

Michelle Hinchliffe – a Director since 1 March 2022

John Mogford – a former Director from 1 October 2017 to 31 October 2022

Christine O’Reilly – a Director since 12 October 2020

Catherine Tanna – a Director since 4 April 2022

Dion Weisler – a Director since 1 June 2020

Auditor’s independence declaration

Ernst & Young in Australia are the auditors of BHP Group Limited. Their auditor’s independence declaration under Section 307C of the Australian Corporations Act 2001 is set out on page 50 and forms part of this Directors’ Report.

Rounding of amounts

BHP Group Limited is an entity to which Australian Securities and Investments Commission (ASIC) Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191 dated 24 March 2016 applies. Amounts in the Directors’ Report and half year Financial Statements have been rounded to the nearest million dollars in accordance with ASIC Instrument 2016/191.

Signed in accordance with a resolution of the Board of Directors.

Ken MacKenzie – Chairman

Mike Henry – Chief Executive Officer

Dated this 21st day of February 2023

BHP Results for the half year ended 31 December 2022

Directors’ Declaration of Responsibility

The half year Financial Report is the responsibility of, and has been approved by, the Directors. In accordance with a resolution of the Directors of BHP Group Limited, the Directors declare that:

(a)

in the Directors’ opinion and to the best of their knowledge, the half year Financial Statements and notes, set out on pages 25 to 46, have been prepared in accordance with the Australian Corporations Act 2001, including:

(i)	complying with applicable accounting standards and the Australian Corporations Regulations 2001; and

(ii)	giving a true and fair view of the assets, liabilities, financial position and profit or loss of the Group as at 31 December 2022 and of its performance for the half year ended on that date;

(b)

for the purposes of the Disclosure Guidance and Transparency Rules in the United Kingdom, to the best of the Directors’ knowledge, the Directors’ Report, which incorporates the Review of Operations on pages 1 to 24, includes: (i) a fair review of the important events during the first six months of the current financial year and their impact on the half year Financial Statements; (ii) a description of the principal risks and uncertainties for the remaining six months of the year; and (iii) related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the Group during that period, and changes in the related party transactions described in the last annual report that could have such a material effect; and

(c)	in the Directors’ opinion, there are reasonable grounds to believe that BHP Group Limited will be able to pay its debts as and when they become due and payable.

Signed on behalf of the Directors in accordance with a resolution of the Board of Directors.

Ken MacKenzie – Chairman

Mike Henry – Chief Executive Officer

Dated this 21st day of February 2023

Ernst & Young 8 Exhibition Street Melbourne VIC 3000 Australia GPO Box 67 Melbourne VIC 3001	Tel: +61 3 9288 8000 Fax: +61 3 8650 7777 ey.com/au

Auditor’s Independence Declaration to the Directors of BHP Group Limited

As lead auditor for the review of the financial report of BHP Group Limited for the half year ended 31 December 2022, I declare to the best of my knowledge and belief, there have been:

a.	No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review;

b.	No contraventions of any applicable code of professional conduct in relation to the review; and

c.	No non-audit services provided that contravene any applicable code of professional conduct in relation to the review.

This declaration is in respect of BHP Group Limited and the entities it controlled during the financial period.

Ernst & Young

Rodney Piltz

Partner

21 February 2023

A member firm of Ernst & Young Global Limited

Liability limited by a scheme approved under Professional Standards Legislation

Ernst & Young 8 Exhibition Street Melbourne VIC 3000 Australia GPO Box 67 Melbourne VIC 3001	Tel: +61 3 9288 8000 Fax: +61 3 8650 7777 ey.com/au

Independent auditor’s review report to the members of BHP Group Limited

Conclusion

We have reviewed the accompanying half year financial report of BHP Group Limited and its subsidiaries (collectively the Group), which comprises the consolidated balance sheet as at 31 December 2022, the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for the half year ended on that date, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half year financial report of the Group does not comply with the Corporations Act 2001, including:

a.	Giving a true and fair view of the consolidated financial position of the Group as at 31 December 2022 and of its consolidated financial performance for the half year ended on that date; and

b.

Complying with International Accounting Standard IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor’s responsibilities for the review of the half-year financial report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Directors’ responsibilities for the half year financial report

The directors of the Company are responsible for the preparation of the half year financial report that gives a true and fair view in accordance with International Accounting Standards as issued by the IASB, Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor’s responsibilities for the review of the half year financial report

Our responsibility is to express a conclusion on the half year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2022 and its performance for the half year ended on that date, and complying with International Accounting Standard IAS 34 Interim Financial Reporting as issued by the IASB, Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A member firm of Ernst & Young Global Limited

Liability limited by a scheme approved under Professional Standards Legislation

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Ernst & Young

Rodney Piltz

Partner

Melbourne

21 February 2023

A member firm of Ernst & Young Global Limited

Liability limited by a scheme approved under Professional Standards Legislation

BHP

BHP

Non-IFRS Financial

Information

Half year ended

31 December 2022

Non-IFRS Financial Information

Non-IFRS financial information

We use various non-IFRS financial information to reflect our underlying financial performance.

Non-IFRS financial information is not defined or specified under the requirements of IFRS, but is derived from the Group’s Consolidated Financial Statements prepared in accordance with IFRS. The non-IFRS financial information and the below reconciliations included in this document are unaudited. The non-IFRS financial information presented is consistent with how management review financial performance of the Group with the Board and the investment community.

The “Definition and calculation of non-IFRS financial information” section outlines why we believe non-IFRS financial information is useful and the calculation methodology. We believe non-IFRS financial information provides useful information, however should not be considered as an indication of, or as a substitute for, statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company’s profitability, liquidity or financial position.

The following tables provide reconciliations between non-IFRS financial information and their nearest respective IFRS measure.

Exceptional items

To improve the comparability of underlying financial performance between reporting periods, some of our non-IFRS financial information adjusts the relevant IFRS measures for exceptional items. Refer to the Group’s Financial Report for further information on exceptional items.

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Group’s Consolidated Financial Statements. The exceptional items included within the Group’s profit from Continuing and Discontinued operations for the financial periods are detailed below.

Half year ended 31 December	2022 US$M	2021 US$M
Continuing operations
Revenue	—	—
Other income	—	—
Expenses excluding net finance costs, depreciation, amortisation and impairments	(47)	(27)
Depreciation and amortisation	—	—
Net impairments	—	—
Profit/(loss) from equity accounted investments, related impairments and expenses	127	(702)

Profit/(loss) from operations	80	(729)

Financial expenses	(222)	(93)
Financial income	—	—

Net finance costs	(222)	(93)

Profit/(loss) before taxation	(142)	(822)

Income tax benefit/(expense)	2	(422)
Royalty-related taxation (net of income tax benefit)	—	—

Total taxation benefit/(expense)	2	(422)

Profit/(loss) after taxation from Continuing operations	(140)	(1,244)

Discontinued operations
Profit/(loss) after taxation from Discontinued operations	—	—

Profit/(loss) after taxation from Continuing and Discontinued operations	(140)	(1,244)

Total exceptional items attributable to non-controlling interests	—	—
Total exceptional items attributable to BHP shareholders	(140)	(1,244)

Exceptional items attributable to BHP shareholders per share (US cents)	(2.8)	(24.6)

Weighted basic average number of shares (Million)	5,064	5,061

BHP Results for the half year ended 31 December 2022

Non-IFRS financial information derived from Consolidated Income Statement

Underlying attributable profit

	2022	2021
Half year ended 31 December	US$M	US$M
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders	6,457	9,443
Total exceptional items attributable to BHP shareholders[1]	140	1,244

Underlying attributable profit	6,597	10,687

1	Refer to Exceptional items for further information.

Underlying basic earnings per ordinary share

	2022	2021
Half year ended 31 December	US cents	US cents
Basic earnings per ordinary share	127.5	186.6
Exceptional items attributable to BHP shareholders per share[1]	2.8	24.6

Underlying basic earnings per ordinary share	130.3	211.2

1	Refer to Exceptional items for further information.

Underlying attributable profit – Continuing operations

Half year ended 31 December	2022 US$M	2021 US$M
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders	6,457	9,443
(Profit) after taxation from Discontinued operations attributable to BHP shareholders	—	(972)
Total exceptional items attributable to BHP shareholders[1]	140	1,244

Underlying attributable profit – Continuing operations	6,597	9,715

1	Refer to Exceptional items for further information.

Underlying basic earnings per ordinary share – Continuing operations

Half year ended 31 December	2022 US$M	2021 US$M
Underlying attributable profit – Continuing operations	6,597	9,715
Weighted basic average number of shares (Million)	5,064	5,061

Underlying attributable earnings per ordinary share – Continuing operations (US cents)	130.3	192.0

Underlying EBITDA

Half year ended 31 December	2022 US$M	2021 US$M
Profit from operations	10,833	14,845
Exceptional items included in profit from operations[1]	(80)	729

Underlying EBIT	10,753	15,574

Depreciation and amortisation expense	2,456	2,851
Net impairments	21	38

Underlying EBITDA	13,230	18,463

1	Refer to Exceptional items for further information.

Non-IFRS Financial Information

Underlying EBITDA margin

Half year ended 31 December 2022 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Revenue – Group production	6,317	11,813	5,566	1,010	24,706
Revenue – Third-party products	988	9	—	10	1,007

Revenue	7,305	11,822	5,566	1,020	25,713

Underlying EBITDA – Group production	2,806	7,641	2,631	144	13,222
Underlying EBITDA – Third-party products	8	—	—	—	8

Underlying EBITDA[2]	2,814	7,641	2,631	144	13,230

Segment contribution to the Group’s Underlying EBITDA[3]	22%	58%	20%		100%
Underlying EBITDA margin[4]	44%	65%	47%		54%

Half year ended 31 December 2021 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Revenue – Group production	6,857	15,809	5,368	819	28,853
Revenue – Third-party products	1,637	9	—	28	1,674

Revenue	8,494	15,818	5,368	847	30,527

Underlying EBITDA – Group production	4,262	11,153	2,642	396	18,453
Underlying EBITDA – Third-party products	10	—	—	—	10

Underlying EBITDA[2]	4,272	11,153	2,642	396	18,463

Segment contribution to the Group’s Underlying EBITDA[3]	24%	61%	15%		100%
Underlying EBITDA margin[4]	62%	71%	49%		64%

1	Group and unallocated items includes functions, other unallocated operations including Potash, Nickel West, legacy assets and consolidation adjustments.
2	Refer to Underlying EBITDA for further information.
3	Percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items.
4	Underlying EBITDA margin excludes Third-party products.

Non-IFRS financial information derived from Consolidated Cash Flow Statement

Capital and exploration expenditure

Half year ended 31 December	2022 US$M	2021 US$M
Capital expenditure (purchases of property, plant and equipment)	2,871	2,768
Add: Exploration expenditure	156	110

Capital and exploration expenditure (cash basis) – Continuing operations	3,027	2,878

Capital expenditure (purchases of property, plant and equipment) – Discontinued operations	—	556
Add: Exploration expenditure – Discontinued operations	—	243

Capital and exploration expenditure (cash basis) – Discontinued operations	—	799

Capital and exploration expenditure (cash basis) – Total operations	3,027	3,677

Free cash flow

Half year ended 31 December	2022 US$M	2021 US$M
Net operating cash flows from Continuing operations	6,770	11,529
Net investing cash flows from Continuing operations	(3,289)	(3,045)

Free cash flow – Continuing operations	3,481	8,484

Net operating cash flows from Discontinued operations	—	1,748
Net investing cash flows from Discontinued operations	—	(544)

Free cash flow – Discontinued operations	—	1,204

Free cash flow – Total operations	3,481	9,688

BHP Results for the half year ended 31 December 2022

Non-IFRS financial information derived from Consolidated Balance Sheet

Net debt and gearing ratio

	31 Dec 2022 US$M	31 Dec 2021 US$M	30 June 2022 US$M
Interest bearing liabilities – Current	2,015	3,054	2,622
Interest bearing liabilities – Non current	12,686	15,897	13,806

Total interest bearing liabilities	14,701	18,951	16,428

Comprising:
Borrowing	12,007	15,935	13,852
Lease liabilities	2,694	3,016	2,576

Less: Lease liability associated with index-linked freight contracts	247	540	274

Less: Cash and cash equivalents	9,605	12,366	17,236

Less: Net debt management related instruments[1]	(2,063)	(38)	(1,688)
Less: Net cash management related instruments[2]	2	(7)	273

Less: Total derivatives included in net debt	(2,061)	(45)	(1,415)

Net debt	6,910	6,090	333

Net assets	46,552	54,922	48,766

Gearing	12.9%	10.0%	0.7%

1	Represents the net cross currency and interest rate swaps included within current and non-current other financial assets and liabilities.
2	Represents the net forward exchange contracts related to cash management included within current and non-current other financial assets and liabilities.

Net debt waterfall

	31 Dec 2022 US$M	31 Dec 2021 US$M
Net debt at the beginning of the period	(333)	(4,121)

Net operating cash flows	6,770	13,277
Net investing cash flows	(3,289)	(3,589)
Net financing cash flows	(10,911)	(12,506)

Net decrease in cash and cash equivalents from Continuing and Discontinued operations	(7,430)	(2,818)

Carrying value of interest bearing liability net repayments	1,340	1,185

Carrying value of debt related instruments settlements	383	—

Carrying value of cash management related instruments (proceeds)	(274)	(33)

Fair value adjustment on debt (including debt related instruments)	98	25
Foreign exchange impacts on cash	(201)	(62)
Lease additions	(320)	(497)
Transfer to liability directly associated with assets held for sale	—	528
Other	(173)	(297)

Non-cash movements	(596)	(303)

Net debt at the end of the period	(6,910)	(6,090)

Non-IFRS Financial Information

Net operating assets

	31 Dec 2022 US$M	31 Dec 2021 US$M
Net assets	46,552	54,922

Less: Non-operating assets
Cash and cash equivalents	(9,605)	(12,366)
Trade and other receivables[1]	(22)	(217)
Other financial assets[2]	(1,219)	(1,432)
Current tax assets	(444)	(240)
Deferred tax assets	(54)	(94)
Assets held for sale[3]	—	(17,272)

Add: Non-operating liabilities
Trade and other payables[4]	149	161
Interest bearing liabilities	14,701	18,951
Other financial liabilities[5]	2,276	908
Current tax payable	469	1,836
Non-current tax payable	65	94
Deferred tax liabilities	3,367	3,808
Liabilities directly associated with the assets held for sale[3]	—	7,564

Net operating assets	56,235	56,623

1	Represents loans to associates, external finance receivable and accrued interest receivable included within other receivables.
2

Represents cross currency and interest rate swaps, forward exchange contracts related to cash management and investment in shares, other investments and receivables contingent on outcome of future events relating to mining and regulatory approvals.

3	Represents Petroleum assets and liabilities as at 31 December 2021 that were merged with Woodside on 1 June 2022.
4	Represents accrued interest payable included within other payables.
5	Represents cross currency and interest rate swaps and forward exchange contracts related to cash management.

BHP Results for the half year ended 31 December 2022

Other non-IFRS financial information

Principal factors that affect Revenue, Profit from operations and Underlying EBITDA

The following table describes the impact of the principal factors that affected Revenue, Profit from operations and Underlying EBITDA for half year ended 31 December 2022 and relates them back to our Consolidated Income Statement.

	Revenue US$M	Total expenses, Other income and Profit/ (loss) from equity accounted investments US$M	Profit from operations US$M	Depreciation, amortisation and impairments and Exceptional Items US$M	Underlying EBITDA US$M
Half year ended 31 December 2021
Revenue	30,527
Other income		414
Expenses excluding net finance costs		(15,742)
Loss from equity accounted investments, related impairments and expenses		(354)

Total other income, expenses excluding net finance costs and Loss from equity accounted investments, related impairments and expenses		(15,682)

Profit from operations			14,845
Depreciation, amortisation and impairments				2,889
Exceptional item included in Depreciation, amortisation and impairments				—
Exceptional items				729

Underlying EBITDA					18,463

Change in sales prices	(3,983)	434	(3,549)	—	(3,549)
Price-linked costs	—	(333)	(333)	—	(333)

Net price impact	(3,983)	101	(3,882)	—	(3,882)

Change in volumes	772	(68)	704	—	704

Operating cash costs	—	(471)	(471)	—	(471)
Exploration and business development	—	(46)	(46)	—	(46)

Change in controllable cash costs	—	(517)	(517)	—	(517)

Exchange rates	(6)	400	394	—	394
Inflation on costs	—	(663)	(663)	—	(663)
Fuel, energy, and consumable price movements	—	(383)	(383)	—	(383)
Non-cash	—	(17)	(17)	—	(17)
One-off items	—	—	—	—	—

Change in other costs	(6)	(663)	(669)	—	(669)

Asset sales	—	6	6	—	6
Ceased and sold operations	(952)	482	(470)	—	(470)
Other	(645)	240	(405)	—	(405)

Depreciation, amortisation and impairments	—	412	412	(412)	—
Exceptional items	—	809	809	(809)	—

Half year ended 31 December 2022
Revenue	25,713
Other income		269
Expenses excluding net finance costs		(15,429)
Profit from equity accounted investments, related impairments and expenses		280

Total other income, expenses excluding net finance costs and
Profit from equity accounted investments, related impairments and expenses		(14,880)
Profit from operations			10,833
Depreciation, amortisation and impairments				2,477
Exceptional item included in Depreciation, amortisation and impairments				—
Exceptional items				(80)

Underlying EBITDA					13,230

Non-IFRS Financial Information

Underlying return on capital employed (ROCE)

	31 Dec 2022 US$M	31 Dec 2021 US$M
Profit after taxation from Continuing and Discontinued operations	7,126	10,506
Exceptional items[1]	140	1,244

Subtotal	7,266	11,750
Adjusted for:
Net finance costs	652	397
Exceptional items included within net finance costs[1]	(222)	(93)
Income tax expense on net finance costs	(166)	(118)

Profit after taxation excluding net finance costs and exceptional items	7,530	11,936

Annualised Profit after taxation excluding net finance costs and exceptional items	15,060	23,872

Net assets at the beginning of the period	48,766	55,605
Net debt at the beginning of the period	333	4,121

Capital employed at the beginning of the period	49,099	59,726

Net assets at the end of the period	46,552	54,922
Net debt at the end of the period	6,910	6,090

Capital employed at the end of the period	53,462	61,012

Average capital employed	51,281	60,369

Underlying Return on Capital Employed	29.4%	39.5%

1	Refer to Exceptional items for further information.

Underlying return on capital employed (ROCE) by segment

Half year ended 31 December 2022 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Continuing	Petroleum Discontinued operations	Total Group
Annualised profit after taxation excluding net finance costs and exceptional items	2,776	9,352	3,250	(318)	15,060	—	15,060
Average capital employed	25,202	15,255	5,934	4,890	51,281	—	51,281

Underlying Return on Capital Employed	11%	61%	55%	—	29.4%	—	29.4%

Half year ended 31 December 2021 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Continuing	Petroleum Discontinued operations	Total Group
Annualised profit after taxation excluding net finance costs and exceptional items	4,208	14,428	3,160	70	21,866	2,006	23,872
Average capital employed	24,061	15,250	7,802	3,869	50,982	9,387	60,369

Underlying Return on Capital Employed	17%	95%	41%	—	42.9%	21.4%	39.5%

1	Group and unallocated items includes functions, other unallocated operations including Potash, Nickel West, legacy assets and consolidation adjustments.

BHP Results for the half year ended 31 December 2022

Underlying return on capital employed (ROCE) by asset

Half year ended 31 December 2022 US$M	Western Australia Iron Ore	BHP Mitsubishi Alliance	Antamina	Nickel West	Escondida	Pampa Norte	Olympic Dam	Potash	New South Wales Energy Coal[1]	Other	Total Continuing	Petroleum Discontinued operations	Total Group
Annualised profit after taxation excluding net finance costs and exceptional items	9,362	1,626	346	(2)	2,464	86	98	(114)	1,706	(512)	15,060	—	15,060
Average capital employed	19,123	6,250	1,308	1,089	10,209	4,498	9,189	3,789	(546)	(3,628)	51,281	—	51,281

Underlying Return on Capital Employed	49%	26%	26%	(0%)	24%	2%	1%	(3%)	—	—	29.4%	—	29.4%

Half year ended 31 December 2021 US$M	Western Australia Iron Ore	BHP Mitsubishi Alliance	Antamina	Nickel West	Escondida	Pampa Norte	Olympic Dam	Potash	New South Wales Energy Coal[1]	Other	Total Continuing	Petroleum Discontinued operations	Total Group
Annualised profit after taxation excluding net finance costs and exceptional items	14,672	2,134	724	128	3,312	500	(154)	(108)	532	126	21,866	2,006	23,872
Average capital employed	18,535	7,282	1,312	569	9,662	4,376	8,585	3,178	(308)	(2,209)	50,982	9,387	60,369

Underlying Return on Capital Employed	79%	29%	55%	22%	34%	11%	(2%)	(3%)	—	—	42.9%	21.4%	39.5%

1	NSWEC has not been shown as ROCE is distorted by negative capital employed due to the rehabilitation provision being the primary balance remaining on Balance Sheet following previous impairments.

Non-IFRS Financial Information

Definition and calculation of Non-IFRS financial information

Non-IFRS financial information	Reasons why we believe the non-IFRS financial information are useful	Calculation methodology
Underlying attributable profit	Allows the comparability of underlying financial performance by excluding the impacts of exceptional items.	Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders excluding any exceptional items attributable to BHP shareholders.
Underlying attributable profit – Continuing operations

Allows the comparability of underlying financial performance by excluding the impacts of exceptional items and the contribution of Discontinued operations and is also the basis on which our dividend payout ratio policy is applied.

Underlying attributable profit from Continuing operations also excludes the contribution of Discontinued operations from the above metrics.
Underlying basic earnings per share	On a per share basis, allows the comparability of underlying financial performance by excluding the impacts of exceptional items.	Underlying attributable profit divided by the weighted basic average number of shares.

Underlying basic earnings per share – Continuing operations	On a per share basis, allows the comparability of underlying financial performance by excluding the impacts of exceptional items and the contribution of Discontinued operations.	Underlying attributable profit – Continuing operations divided by the weighted basic average number of shares.
Underlying EBITDA

Used to help assess current operational profitability excluding the impacts of sunk costs (i.e. depreciation from initial investment). Each is a measure that management uses internally to assess the performance of the Group’s segments and make decisions on the allocation of resources.

Earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, Discontinued operations and exceptional items. Underlying EBITDA includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs, depreciation, amortisation and impairments and taxation expense/(benefit).

Underlying EBITDA margin		Underlying EBITDA excluding third party product EBITDA, divided by revenue excluding third party product revenue.
Underlying EBIT

Used to help assess current operational profitability excluding net finance costs and taxation expense (each of which are managed at the Group level) as well as Discontinued operations and any exceptional items.

Earnings before net finance costs, taxation expense, Discontinued operations and any exceptional items. Underlying EBIT includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs and taxation expense/(benefit).

Profit from operations

Earnings before net finance costs, taxation expense and Discontinued operations. Profit from operations includes Revenue, Other income, Expenses excluding net finance costs and BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs and taxation expense/(benefit).

Capital and exploration expenditure	Used as part of our Capital Allocation Framework to assess efficient deployment of capital. Represents the total outflows of our operational investing expenditure.	Purchases of property, plant and equipment and exploration expenditure including the contribution of Discontinued operations.
Capital and exploration expenditure – Continuing operations	Represents the total outflows of our operational investing expenditure excluding the contribution of Discontinued operations.	Purchases of property, plant and equipment and exploration expenditure.

BHP Results for the half year ended 31 December 2022

Non-IFRS financial information	Reasons why we believe the non-IFRS financial information are useful	Calculation methodology
Free cash flow

It is a key measure used as part of our Capital Allocation Framework. Reflects our operational cash performance inclusive of investment expenditure, which helps to highlight how much cash was generated in the period to be available for the servicing of debt and distribution to shareholders.

Reflects our operational cash performance inclusive of investment expenditure, but excluding the contribution of Discontinued operations.

Net operating cash flows less net investing cash flows.
Free cash flow – Continuing operations		Net operating cash flows from Continuing operations less net investing cash flows from Continuing operations.
Net debt

Net debt shows the position of gross debt less index-linked freight contracts offset by cash immediately available to pay debt if required and any associated derivative financial instruments. Liability associated with index-linked freight contracts, which are required to be remeasured to the prevailing freight index at each reporting date, are excluded from the net debt calculation due to the short-term volatility of the index they relate to not aligning with how the Group uses net debt for decision making in relation to the Capital Allocation Framework. Net debt includes the fair value of derivative financial instruments used to hedge cash and borrowings to reflect the Group’s risk management strategy of reducing the volatility of net debt caused by fluctuations in foreign exchange and interest rates.

Net debt, along with the gearing ratio, is used to monitor the Group’s capital management by relating net debt relative to equity from shareholders.

Interest bearing liabilities less liability associated with index-linked freight contracts less cash and cash equivalents less net cross currency and interest rate swaps less net cash management related instruments for the Group at the reporting date.

Gearing ratio		Ratio of Net debt to Net debt plus Net assets.
Net operating assets

Enables a clearer view of the assets deployed to generate earnings by highlighting the net operating assets of the business separate from the financing and tax balances. This measure helps provide an indicator of the underlying performance of our assets and enhances comparability between them.

Operating assets net of operating liabilities, including the carrying value of equity accounted investments and predominantly excludes cash balances, loans to associates, interest bearing liabilities, derivatives hedging our net debt, assets held for sale, liabilities directly associated with assets held for sale and tax balances.

Underlying return on capital employed (ROCE)	Indicator of the Group’s capital efficiency and is provided on an underlying basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.

Profit after taxation excluding exceptional items and net finance costs (after taxation) divided by average capital employed.

Profit after taxation excluding exceptional items and net finance costs (after taxation) is profit after taxation from Continuing and Discontinued operations excluding exceptional items, net finance costs and the estimated taxation impact of net finance costs. These are annualised for a half year end reporting period.

The estimated tax impact is calculated using a prima facie taxation rate on net finance costs (excluding any foreign exchange impact).

Average capital employed is calculated as the average of net assets less net debt for the last two reporting periods.

Non-IFRS Financial Information

Non-IFRS financial information	Reasons why we believe the non-IFRS financial information are useful	Calculation methodology
Adjusted effective tax rate	Provides an underlying tax basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.

Total taxation expense/(benefit) excluding exceptional items and exchange rate movements included in taxation expense/(benefit) divided by Profit before taxation from Continuing operations excluding exceptional items.

Unit cost

Used to assess the controllable financial performance of the Group’s assets for each unit of production. Unit costs are adjusted for site specific non controllable factors to enhance comparability between the Group’s assets.

Ratio of net costs of the assets to the equity share of sales tonnage. Net costs is defined as revenue less Underlying EBITDA and excludes freight and other costs, depending on the nature of each asset. Freight is excluded as the Group believes it provides a similar basis of comparison to our peer group.

Escondida unit costs exclude:

•  by-product credits being the favourable impact of by-products (such as gold or silver) to determine the directly attributable costs of copper production.

WAIO, BMA and NSWEC unit costs exclude:

•  royalties as these are costs that are not deemed to be under the Group’s control, and the Group believes exclusion provides a similar basis of comparison to our peer group.

BHP Results for the half year ended 31 December 2022

Definition and calculation of principal factors

The method of calculation of the principal factors that affect the period on period movements of Revenue, Profit from operations and Underlying EBITDA are as follows:

Principal factor	Method of calculation

Change in sales prices	Change in average realised price for each operation from the prior period to the current period, multiplied by current period sales volumes.

Price-linked costs	Change in price-linked costs (mainly royalties) for each operation from the prior period to the current period, multiplied by current period sales volumes.

Change in volumes	Change in sales volumes for each operation multiplied by the prior year average realised price less variable unit cost.

Controllable cash costs	Total of operating cash costs and exploration and business development costs.

Operating cash costs

Change in total costs, other than price-linked costs, exchange rates, inflation on costs, fuel, energy, and consumable price movements, non-cash costs and one-off items as defined below for each operation from the prior period to the current period.

Exploration and business development	Exploration and business development expense in the current period minus exploration and business development expense in the prior period.

Exchange rates	Change in exchange rate multiplied by current period local currency revenue and expenses.

Inflation on costs

Change in inflation rate applied to expenses, other than depreciation and amortisation, price-linked costs, exploration and business development expenses, expenses in ceased and sold operations and expenses in new and acquired operations.

Fuel, energy, and consumable price movements	Fuel and energy expense and price differences above inflation on consumables in the current period minus fuel and energy expense in the prior period.

Non-cash	Change in net impact of capitalisation and depletion of deferred stripping from the prior period to the current period.

One-off items	Change in costs exceeding a pre-determined threshold associated with an unexpected event that had not occurred in the last two years and is not reasonably likely to occur within the next two years.

Asset sales	Profit/(loss) on the sale of assets or operations in the current period minus profit/(loss) on sale of assets or operations in the prior period.

Ceased and sold operations	Underlying EBITDA for operations that ceased or were sold in the current period minus Underlying EBITDA for operations that ceased or were sold in the prior period.

Share of profit/(loss) from equity accounted investments	Share of profit/(loss) from equity accounted investments for the current period minus share of profit/(loss) from equity accounted investments in the prior period.

Other	Variances not explained by the above factors.

Non-IFRS Financial Information

Definition and calculation of Key Indicator terms

We use various Key Indicators to reflect our sustainability performance.

Management uses these Key Indicators to evaluate BHP’s performance against both positive and negative impacts of operational activities and our progress against our sustainability commitments and targets.

This section outlines why we believe the Key Indicators are useful to the Board, management, investors and other stakeholders, and the methodology behind the metrics. A definition and explanation of each of the Key Indicators are provided in the tables below.

Health and safety-related metrics

Our highest priority is the safety of our people and the communities in which we operate. This is why are focussed on introducing more reliable and effective controls across our safety risk profile and improving human and organisational performance, enabling our people to work safely each day. Our work in fatality elimination is underpinned by our field leadership program, ensuring our leaders are spending quality time in field engaging with our workforce. The health and safety Key Indicators allow the Board, management, investors and other stakeholders to measure and track health and safety performance at our operated assets.

Key Indicator	Calculation methodology
High Potential Injury (HPI)

High potential injury frequency (HPIF) is an indicator which measures the number of injuries with fatal potential per million hours. HPIF equals the sum of (lost time cases + restricted work cases + medical treatment cases + first aid cases) x 1,000,000 ÷ total hours worked.

High potential injuries remain a primary focus to assess progress against our most important safety objective: to eliminate fatalities.

The basis of calculation for high potential injuries was revised in FY2020 from event count to injury count as part of a safety reporting methodology improvement. In some events, multiple people are injured. This methodology has been prepared in accordance with GRI standard 403-9.

Total Recordable Injury Frequency (TRIF)

Total recordable injury frequency (TRIF) is an indicator which measures the number of recordable injuries per million hours. TRIF equals the sum of (fatalities + lost-time cases + restricted work cases + medical treatment cases) x 1,000,000 ÷ total hours worked total exposure hours. BHP adopts the US Government Occupational Safety and Health Administration (OSHA) guidelines for the recording and reporting of occupational injury and illnesses. TRIF statistics exclude non-operated assets.

Year-on-year improvement of TRIF is one of our five-year sustainability targets and is one of the indicators used to assess our safety performance.

This methodology has been prepared in accordance with GRI standard 403-9 and OSHA guidelines.

Climate change-related metrics

Climate change-related risks are assessed to determine their potential impacts and likelihood, enable prioritisation and determine risk treatment options. We then implement controls designed to prevent, minimise or mitigate threats, and enable or enhance opportunities. Risks and controls are reviewed periodically and on an ad hoc basis to evaluate performance. Climate-related risks can be grouped into two categories:

•	Transition risks arise from policy, regulatory, legal, technological, market and other societal responses to the challenges posed by climate change and the transition to a low-carbon economy and

•

Physical risks refer to acute risks that are event-driven, including increased severity and frequency of extreme weather events, and chronic risks resulting from longer-term changes in climate patterns.

Our climate change Key Indicators help us monitor our climate change commitments to mitigate the risks and potential impacts associated with climate change to BHP, as well as fulfil our regulatory reporting obligations. The Key Indicators allow the Board, management, investors and other stakeholders to measure BHP’s performance against these commitments.

BHP Results for the half year ended 31 December 2022

Key Indicator	Calculation methodology
Operational GHG emissions (Scopes 1 and 2)

Operational greenhouse gas (GHG) emissions include Scopes 1 and 2 emissions calculated based on an operational control approach in accordance with the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard.

Scope 1 refers to direct GHG emissions from operated assets. Scope 2 refers to indirect GHG emissions from the generation of purchased or acquired electricity, steam, heat or cooling that is consumed by operated assets.

Calculation methodology

Operational GHG emissions are calculated using activity data collected at our operated assets. Activity data is multiplied by an energy content (where necessary) and emission factors to derive the energy consumption and GHG emissions associated with a process or an operation. Examples of activity data include kilowatt-hours of electricity used or quantity of fuel used.

Scope 2 emissions are calculated using market-based reporting. Market-based reporting calculates Scope 2 emissions based on the generators (and therefore the generation fuel mix) from which the reporting company contractually purchases electricity and/or is directly provided electricity via a direct line transfer.

More information on the calculation methodologies, boundaries assumptions, adjustments and key references used in the preparation of our Scopes 1 and 2 emissions data can be found in our BHP Scope 1, 2 and 3 Emissions Calculation Methodology available at bhp.com/climate.

Value chain GHG emissions (Scope 3)

Definition

Value chain greenhouse gas (GHG) emissions, also known as Scope 3 emissions, refers to all other indirect emissions (not included in Scope 2) that occur in BHP’s value chain. For BHP, these are primarily emissions resulting from our customers use and processing of the commodities supplied by BHP, as well as upstream emissions associated with the extraction, production and transportation of the goods, services, fuels and energy we purchase for use at our operations, emissions resulting from the transportation and distribution of our products, and operational emissions (on an equity basis) from our non-operated joint ventures.

Methodology

The Greenhouse Gas Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard categorises Scope 3 emissions into 15 distinct categories. Where relevant to BHP, we report Scope 3 emissions for our business according to these categories.

More information on the calculation methodologies, boundaries assumptions and key references used in the preparation of our Scope 3 emissions data can be found in our BHP Scope 1, 2 and 3 Emissions Calculation Methodology available at bhp.com/climate.

People-related metrics

Our global workforce is the foundation of our business and we believe that supporting the wellbeing of our people and promoting an inclusive and diverse culture are vital for maintaining a competitive advantage. The proportion of the workforce that are female or Indigenous workers are key indicators, which allow the Board, management, investors and other stakeholders to measure and track our near and long-term progress.

Key Indicator	Calculation methodology
Female workforce participation (%)	The number of female employees as a proportion of the total workforce on the last day of the respective reporting period, used in internal management reporting for the purposes of monitoring progress against our goals.

Indigenous workforce participation (%)	The number of Indigenous employees as a proportion of the total workforce in the relevant employee population on the last day of the respective reporting period, used in internal management reporting for the purposes of monitoring progress against our goals. There is no significant seasonal variation in employment numbers. These methodologies have been prepared in accordance with GRI standard 102-8 and GRI standard 405-1.

Non-IFRS Financial Information

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BHP

Appendix 1

Explanatory Notes and

JORC Table 1

Appendix 1: Explanatory Notes and JORC Table 1

Appendix 1: Explanatory Notes and JORC Table 1

Project status update

Oak Dam is located 65 kilometres to the southeast of BHP’s operations at Olympic Dam in South Australia (Project Area, Figure 1). Since commencing Phase 4 drilling at Oak Dam in May 2021, approximately 40 km of new drilling has been completed to the end of December 2022.

Total drilling at Oak Dam is approximately 78 km, with nominal drill space ranging from 80 m to >200 m, perpendicular to the interpreted orebody orientation. Figure 2 describes the location of the new drilling and Figure 3 shows the new drilling on cross section. Drilling collar location is provided in Table 1, and intercepts of copper, with associated gold, uranium and silver, are provided in Table 2.

This release reflects progress in our exploration activities. Further work will be required to enable an estimate of Mineral Resources.

Geology and mineralisation

The mineralisation system at Oak Dam sits within in a granitic basement, below an unconformable contact with a post mineral cover. Thickness of cover ranges from 700 m to >900 m from surface.

Mineralisation at Oak Dam is typical of iron oxide copper gold (IOCG) style alteration and sulphide mineralisation, with higher-grade chalcocite and bornite mineralisation surrounding a core of barren hematite-quartz breccias. Mineralisation decreases outwards of this contact to chalcopyrite and pyrite dominant sulphides. A simplified geology basement plan is provided in Figure 2, and a representative cross-section in Figure 3.

Figure 1. Location map of project within EL 5941. GDA 94, Zone 53.

BHP Results for the half year ended 31 December 2022

Table 1. Collar Dip and Azimuths as presented may not reflect the variation of deep directional drilling effect at depth as per section A-A’ in Figure 3.

		Easting	Northing	RL	End of Hole	Dip	Azimuth
Hole ID	Type	(m)	(m)	(m)	(m)	(°)	(°)
AD34	parent	710,108	6,571,732	183	1752.2	-72	103.5
AD34W1A	wedge	710,108	6,571,732	183	1811.2	-72	103.5
AD34W1D	wedge	710,108	6,571,732	183	1804.2	-72	103.5
AD34W2	wedge	710,108	6,571,732	183	1412.2	-72	103.5
AD34W3	wedge	710,108	6,571,732	183	1450.1	-72	103.5
AD34W4D	wedge	710,108	6,571,732	183	1819.2	-72	103.5
AD34W5	wedge	710,108	6,571,732	183	1871.9	-72	103.5
AD34W6	wedge	710,108	6,571,732	183	2302.3	-72	103.5
AD34W7	wedge	710,108	6,571,732	183	1903.2	-72	103.5
AD34W8A	wedge	710,108	6,571,732	183	1821.9	-72	103.5
AD34W9	wedge	710,108	6,571,732	183	2028.4	-72	103.5
AD35C	parent	711,628	6,571,234	160.5	2344.4	-83.5	233.8
AD35W1F	wedge	711,628	6,571,234	160.5	2212.4	-83.5	233.8
AD35W2A	wedge	711,628	6,571,234	160.5	1818.3	-83.5	233.8
AD36	parent	710,876	6,570,549	153.8	1389.5	-85.2	251.9
AD36W1A	wedge	710,876	6,570,549	153.8	1314.5	-85.2	251.9
AD36W2A	wedge	710,876	6,570,549	153.8	1734.5	-85.2	251.9
AD36W3	wedge	710,876	6,570,549	153.8	1500.5	-85.2	251.9
AD36W4	wedge	710,876	6,570,549	153.8	1314.5	-85.2	251.9
AD37A	parent	710,884	6,571,030	170.9	1404.5	-86.1	73.9
AD37W1	wedge	710,884	6,571,030	170.9	1680.8	-86.1	73.9
AD37W2	wedge	710,884	6,571,030	170.9	1662.8	-86.1	73.9
AD37W3	wedge	710,884	6,571,030	170.9	1745.7	-86.1	73.9
AD37W4A	wedge	710,884	6,571,030	170.9	1467.8	-86.1	73.9
AD37W5	wedge	710,884	6,571,030	170.9	1089.9	-86.1	73.9
AD37W6	wedge	710,884	6,571,030	170.9	1107.8	-86.1	73.9
AD38	parent	709,850	6,571,142	182.9	1126.4	-66.2	92.6
AD39	parent	710,687	6,570,523	154	1734.8	-79.9	56.3

Appendix 1: Explanatory Notes and JORC Table 1

Figure 2. New drill hole traces shown in colour, with basement geology, projected to surface. Cross section location is shown.

Figure 3. Representative cross-sections (A-A’ from Figure 2.) showing simplified geology and down hole Cu assays.

BHP Results for the half year ended 31 December 2022

Table 2. Length and density-weighted mineralised intercepts reported as apparent (down hole) widths. All intervals are continuous and contain no more than 10 consecutive metres of internal sub-grade (<0.8% Cu). Any intervals with assays less than 0.8% Cu have not been reported.

	Depth From	Depth To	Interval	SG	Cu	U3O8	Au	Ag
Drill Hole ID	(m)	(m)	(m)	(g/cm3)	(%)	(ppm)	(g/t)	(g/t)
AD34	1406	1477	71	3.59	3.16	411	0.65	4.8
AD34W1A	1212.2	1286	73.8	3.16	1.20	119	0.33	2.3
and	1468	1483	15	3.65	2.52	314	0.44	6.1
AD34W1D	1461.2	1536	74.8	3.91	3.66	255	0.84	7.3
and	1622	1638	16	3.81	1.51	445	0.53	1.8
AD34W2	1192	1339	147	3.53	2.59	315	0.66	5.7
AD34W3				Barren
AD34W4D	1671.8	1680	8.2	2.94	1.03	119	0.02	4.1
AD34W5	1324	1338	14	3.12	1.43	222	0.20	5.4
and	1371	1378	7	3.75	2.44	188	0.88	9.8
and	1399	1411	12	3.23	1.55	127	0.21	3.1
and	1559	1567	8	3.53	1.36	147	2.05	3.0
and	1580	1629	49	3.56	2.06	510	0.52	3.8
and	1682	1708	26	3.70	1.03	274	0.42	1.4
AD34W6	1580	1606	26	3.86	1.85	331	1.07	3.5
and	1863	1881	18	3.54	2.22	412	0.83	5.0
and	1888	1915	27	3.50	1.04	281	0.42	3.5
AD34W7	1284	1290	6	3.51	1.30	180	0.81	4.0
and	1364	1378	14	3.05	1.23	64	0.15	5.1
and	1572.2	1624	51.8	4.12	3.23	416	0.29	6.7
and	1641	1661	20	3.74	1.30	440	0.49	0.8
AD34W8A	1490	1502	12	3.66	0.95	522	0.40	0.6
and	1578	1596	18	3.69	1.05	347	0.33	1.6
AD34W9	1173	1223	50	3.69	3.50	231	0.53	6.1
and	1256	1275	19	3.31	1.40	190	0.57	0.7
and	1278	1325	47	3.14	0.91	132	0.28	1.9
AD35C	1821.7	1833.9	12.2	3.65	1.97	602	1.32	7.5
and	1848	1894	46	3.69	0.96	299	0.46	1.2
and	1907	1949	42	3.83	1.86	328	0.56	3.9
and	2008	2079	71	3.30	2.17	604	0.72	5.3
and	2127	2202	75	3.57	2.83	278	0.79	6.7
AD35W1F	1645	1695	50	4.00	2.60	472	2.02	7.0
and	1914	1950	36	3.31	1.45	251	0.77	4.6
and	1970	1991	21	3.55	1.55	262	0.84	3.0
and	2001	2018	17	3.14	1.10	163	0.80	4.7
and	2033	2063	30	3.25	1.28	220	0.70	1.8
AD35W2A	1698	1747	49	4.03	2.37	479	1.37	8.4
AD36	785	793	8	3.61	2.49	227	0.08	10.0
and	805	810	5	3.61	1.49	186	0.08	2.6
and	1031	1083	52	3.53	1.20	267	0.20	2.2

Appendix 1: Explanatory Notes and JORC Table 1

	Depth From	Depth To	Interval	SG	Cu	U3O8	Au	Ag
Drill Hole ID	(m)	(m)	(m)	(g/cm3)	(%)	(ppm)	(g/t)	(g/t)
and	1273	1286	13	3.49	1.15	164	0.35	6.2
AD36W1A	874	892	18	3.21	2.37	57	0.03	11.6
and	959	972	13	3.47	0.99	185	0.30	1.4
and	1093	1106	13	3.32	0.89	132	0.38	6.6
AD36W2A	1130	1155	25	3.60	1.12	268	0.70	6.0
and	1216	1225	9	3.13	0.89	147	0.92	1.7
AD36W3	1178	1201	23	2.93	0.97	194	0.63	2.9
AD36W4	957	1007	50	3.21	1.69	182	0.71	4.5
AD37A	889	982	93	3.73	3.11	255	0.17	5.4
and	987	1049	62	3.49	1.26	343	0.72	0.3
AD37W1	1022	1095	73	3.71	2.10	314	0.70	5.8
and	1103	1167	64	3.62	0.91	248	0.79	1.4
AD37W2	913	995	82	3.82	3.98	260	0.31	7.2
and	995	1084	89	3.54	1.36	428	0.46	0.7
AD37W3	908	947	39	3.76	2.98	122	0.30	7.4
and	954	1003	49	3.13	1.07	102	0.18	1.3
and	1039	1058	19	3.37	1.09	324	0.37	0.4
AD37W4A	945	972	27	3.69	2.33	552	1.01	7.3
and	972	1010	38	3.04	0.88	138	0.23	1.5
and	1058	1085	27	3.48	1.08	471	0.41	0.5
and	1165	1177	12	3.54	0.91	401	0.04	0.5
AD37W5	877	903	26	3.28	2.83	1,370	0.10	3.9
and	903	966	63	3.63	1.32	356	0.18	0.2
AD37W6	871	896	25	3.58	4.34	306	0.18	9.9
and	910	972	62	3.26	1.23	239	0.11	0.7
AD38	Discontinued (stopped within sedimentary cover)
AD39	805	842	37	3.29	3.36	312	0.51	7.4
and	1113	1134	21	3.10	1.27	184	0.44	4.2
and	1146	1165	19	3.60	1.14	192	0.74	5.6
and	1233.8	1292	58.2	3.42	1.17	165	0.50	1.1

BHP Results for the half year ended 31 December 2022

Section 1 Sampling Techniques and Data

Sampling techniques

•	All drilling was oriented diamond drilling from surface.

•

Diamond core was sampled at 1 m or 2 m intervals. 1 m samples were taken in mineralised or unmineralised but altered formations. 2 m interval sampling was undertaken where drilling intersected unaltered formations. The sampling, assay and quality control methodologies is the same for all sample intervals.

Drilling techniques

•

Parent holes were collared in HWT diameter (101.6 mm) to a depth of 6 m and continued in PQ (85 mm) until the Tregolana Shale unit in the post mineral cover. From the Tregolana Shale, drilling continued in HQ (63.5 mm) to the depth chosen to begin navigational drilling. Navigational drilling was completed on the parent hole and subsequent wedges.

•	All drilling below the post mineral cover was completed in NQ2 diameter (75.7 mm).

•	All down hole surveys used a north-seeking gyroscope to end of hole.

Drill sample recovery

•	Sample recoveries were visually estimated to be >97%.

•	Sample loss was not considered material to reported grades.

Logging

•	Drill holes were logged in qualitative detail below the post mineral cover.

•	Logging included, but was not limited to, lithology composition and texture, alteration minerals, sulphide distribution and geotechnical logging for rock-mass qualification.

•	Structural measurements were recorded from oriented core.

•	Core was photographed both wet and dry.

Sub-sampling techniques and sample preparation

•	Diamond core was split by core saw, with half core submitted for assay and the other half stored in trays at Olympic Dam. Samples are submitted as 1 m intervals.

•

Approximately 4-8 kg samples were submitted to an analytical laboratory for final drying, staged crushing to 2 mm, splitting to approximately 2-3 kg portion, followed by pulverisation to 90% passing 75 micron particle size pulp.

•	Duplicate samples were collected at each preparation stage where a reduction in sample mass occurred.

•	Bulk dry density measurements were collected on all assayed samples using water immersion method.

Quality of assay data and laboratory tests

•	All samples were submitted to Intertek Group Plc, Adelaide Laboratory, South Australia.

•

Drill hole results reported here were analysed for an expanded multi-element suite including Cu (4-acid digest, measured by ICP-OES), Ag (4-acid digest, measured by ICP-MS), U (lithium borate fusion, measured by ICP-MS), Au (25 g fire assay, measured by ICP-OES) and S (induction furnace combustion, measured by infrared analyser).

•	Quality control samples consisted of duplicates (1:25), analytical blanks (1:50) and certified standards (1:25).

•	Quality control results were reviewed when received, all performed within acceptable accuracy and precision limits.

Appendix 1: Explanatory Notes and JORC Table 1

Verification of sampling and assaying

•	BHP has robust QAQC standards and procedures relating to sampling and assay quality control.

•	There were no adjustments to the assay data. Data is electronically uploaded to the database from the external laboratory.

•	All drill hole data is managed internally via a SQL server hosted database with strict validation rules.

•	No twinned holes have been drilled.

Location of data points

•	All drill hole collar locations (historic and recent) have been surveyed with Trimble R8s and manually entered into acQuire database.

•	All coordinates are provided in Geocentric Datum of Australia 1994 (GDA94 Zone 53).

Data spacing and distribution

•	Drilling from surface used parent and wedge-styled drilling.

•	Nominal drill space ranging from 80 m to >200 m.

•	Drilling is perpendicular to the interpreted orebody orientation.

Orientation of data in relation to geological structure

•	Drilling at Oak Dam is designed to intersect mineralisation nominally perpendicular to the strike.

•

Drill holes were angled approximately northwest-southeast to east-west, and were designed to drill from outside the hydrothermal system, inwards towards mineralisation and their contract with the barren hematite-quartz breccias. Drilling was designed to test the eastern and western contacts with the host rock.

Sample security

•

Core trays are transported by BHP contractors from the Oak Dam project to the core processing facility at Olympic Dam, Roxby Downs. Samples in calico bags are transported from Olympic Dam via road on trucks to Intertek laboratory, Adelaide.

•

Calico bag numbers are automatically generated. Intertek is informed of the sample number ranges for each pending shipment and are recorded in their management system. Intertek use these to create barcode labels for Kraft geochemical bags used for storing the pulverised samples. On sample receipt, Intertek manually checks the submitted sample list against all samples in the shipment. Once the samples are pulverised, all further steps are tracked using the bar codes. BHP is informed of any discrepancies.

•	BHP has internal governance and standards related to sample security and data management. BHP undertakes routine verification of these practices.

Audits or reviews

•	Oak Dam exploration results have not been externally audited.

•	BHP routinely reviews standards, procedures and results from external laboratories.

BHP Results for the half year ended 31 December 2022

Section 2 Reporting of Exploration Results

Mineral tenement and land tenure status

•	The project is located within Exploration Licence 5941 (EL5941), which is 100% owned by BHP.

•	A renewal application for EL5941 has been submitted to South Australian Department for Energy and Mining (DEM). Upon approval, the new expiry date for EL5941 will be 22 February 2028.

•	EL5941 is in ‘good standing’ with minimum expenditure met and exceeded.

•	BHP has reasonable expectation that EL5941 will be renewed.

Exploration done by other parties

•	The project has a long exploration history, dating back to 1976 by Western Mining Corporation (prior to their acquisition by BHP) and BHP.

Geology

•	Refer to Geology and mineralisation section.

Drill hole information

•	Table 1 and Table 2 provide details of drill hole coordinates, orientations and length for all drilling.

Data aggregation methods

•	All reported intersections are length and density weighted with reported intersection in Table 2

•	Intervals not included in Table 2 have less than 0.8% Cu. Reported mineralised intervals contain no more than ten consecutive metres of <0.8% Cu

Relationship between mineralisation widths and intercept lengths

•	Intersections are presented as apparent (downhole) widths, as true widths of intersections are unknown.

Diagrams

•	Figures 1, 2 and 3 provide details of drill hole location and context.

Balanced reporting

•	All exploration results from the period noted have been included.

Other substantive exploration data

•	A single representative magnetic susceptibility measurement is recorded at 1m intervals within mineralisation.

•	Pseudo 3D seismic data acquisition was undertaken in late 2022, processing and interpretation is in progress.

Further work

•

BHP plans to continue drilling and engage externally with key stakeholders including Traditional Owners, Landholders, Government and the Community, with a view to converting EL5941 to a Retention Lease.

Competent Person statement

The information in the report to which this statement is attached that relates to Exploration Results is based on information compiled by Dr Kathy Ehrig, a Competent Person who is a Member of The Australasian Institute of Mining and Metallurgy (FAusIMM(CP)). Dr Ehrig is a full-time employee of BHP. Dr Ehrig has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Dr Ehrig consents to the inclusion in the report of the matters based on her information in the form and context in which it appears.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: February 21, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary